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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
                       SECTION 14(d)(4) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                GIANT FOOD INC.
                           (NAME OF SUBJECT COMPANY)

                                GIANT FOOD INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

               CLASS A COMMON STOCK (NON-VOTING), $1.00 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   374478105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            DAVID W. RUTSTEIN, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                GIANT FOOD INC.
                               6300 SHERIFF ROAD
                            LANDOVER, MARYLAND 20785
                                 (301) 341-4100
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             WAYNE K. JOHNSON, ESQ.
               JORDEN BURT BOROS CICCHETTI BERENSON & JOHNSON LLP
                                 SUITE 400 EAST
                       1025 THOMAS JEFFERSON STREET, N.W.
                             WASHINGTON, D.C. 20007
                                 (202) 965-8100

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Giant Food Inc., a Delaware corporation (the "Company."). The address of the Company's principal executive offices is 6300 Sheriff Road, Landover, Maryland 20785. The title of the class of equity securities to which this statement relates is the Company's Class A Common Stock (Non-Voting), par value $1.00 per share (the "Shares").

ITEM 2.  TENDER OFFER OF THE PURCHASER.

     This statement relates to a tender offer by Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zanstaad) (the "Purchaser"), to purchase for cash all of the outstanding Shares at a price of $43.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 19, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as may be amended and supplemented from time to time, together constitute the "Offer"). The Expiration Date of the Offer is June 17, 1998, unless the Offer is extended. The Offer to Purchase states that the principal executive offices of the Purchaser are located at Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands.

     The Offer is being made pursuant to a Stock Purchase Agreement, dated as of May 19, 1998, between the Purchaser and The 1224 Corporation ("1224") (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, 1224 (i) has agreed to sell, and the Purchaser has agreed to purchase, all of the shares of the Company's Class AC Common Stock, par value $1.00 per share (the "Class AC Shares"), on the terms and subject to the conditions set forth in the Stock Purchase Agreement at a price per share equal to the Offer Price and (ii) has agreed to tender validly (and not to withdraw) pursuant to and in accordance with the terms of the Offer all of the Shares that are owned by it (which, as of the date hereof, is 500 Shares). 1224's obligation to sell the Class AC Shares to the Purchaser pursuant to the Stock Purchase Agreement is conditioned upon, among other things, the consummation of the Offer. Purchaser's obligation to purchase the Class AC Shares pursuant to the Stock Purchase Agreement is conditioned upon, among other things, that at any time on or after the date of the Stock Purchase Agreement and at or before the time of payment for the Class AC Shares thereunder, none of the Tender Offer Conditions (as defined below) shall have occurred. The Certificate of Incorporation of 1224 provides that the Class AC Shares owned by it can only be sold as part of a transaction pursuant to which the holders of Shares are afforded the opportunity to participate in such sale on equal terms with 1224. The Stock Purchase Agreement is filed herewith as Exhibit 1.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this statement, is set forth in Item 1 above.

     (b)(1) The Company currently has outstanding three classes of common stock:
(i) the Class AC Shares, (ii) the Class AL Common Stock, par value $1.00 per share (the "Class AL Shares"), and (iii) the Shares. All such classes of common stock have the same rights and privileges except that the Class AC Shares and the Class AL Shares have voting rights and the Shares have no voting rights. Each of the Class AC Shares and the Class AL Shares has 50% of the shareholder voting power. Currently there are outstanding 125,000 Class AC shares, which are owned by 1224, and 125,000 Class AL Shares, which are owned indirectly by J Sainsbury plc ("Sainsbury"). Pursuant to the Certificate of Incorporation of the Company, the Class AC Shares have the right to elect five of the nine directors of the Board of Directors of the Company, no more than two of whom may be full time employees of the Company, and the Class AL Shares have the right to elect four of the nine directors of the Board of Directors of the Company, no more than one of whom may be a full time employee of the Company. 1224 owns 500 Shares and Sainsbury owns 11,779,931 Shares (or approximately 20% of the outstanding Shares).

     1224 was established pursuant to the will of Israel Cohen, the son of one of the founders of the Company. The outstanding capital stock of 1224 consists of 125,000 shares of non-voting common stock and 500 shares of voting common stock. All of the non-voting common stock of 1224 is owned by the Naomi and Nehemiah
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Cohen Foundation, Inc. (the "Cohen Foundation") and each of the following individuals owns 100 shares of the voting common stock of 1224: Pete L. Manos (the Chairman of the Board, President and Chief Executive Officer of the Company), Alvin Dobbin (a Director of the Company), David W. Rutstein (the Senior Vice President -- General Counsel of the Company), Roger D. Olson (the Senior Vice President -- Labor Relations and Personnel of the Company) and Lillian Cohen Solomon, the sister of Mr. Cohen and the President of the Cohen Foundation. The holders of the voting common stock of 1224 have the exclusive right to exercise all the voting rights with respect to the Class AC Shares of the Company owned by 1224. The Certificate of Incorporation of 1224 provides that 1224 may sell the Class AC Shares only when authorized by a resolution adopted by holders of 60% of the voting common stock of 1224, and such sale must be part of a transaction pursuant to which all holders of Shares are afforded the opportunity to participate in the sale on equal terms with 1224.

     As of May 18, 1998, Mrs. Solomon beneficially owned 1,929,700 Shares, and the Cohen Foundation owned 1,080,161 Shares.

     Additional information with respect to contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers and affiliates is contained in Part III of the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1998 which is set forth in Annex A hereto. The impact of the Stock Purchase Agreement on certain of those arrangements is discussed in the following summary of the Stock Purchase Agreement.

     (b)(2) On May 19, 1998, 1224 and the Purchaser entered into the Stock Purchase Agreement. Pursuant to the Stock Purchase Agreement, 1224 agreed to sell, and the Purchaser agreed to purchase, subject to the terms and conditions thereof, all of the Class AC Shares at a price of $43.00 per share. The Stock Purchase Agreement, however, provided that if the Purchaser acquires, or enters into a binding agreement to acquire, all of the Class AL Shares prior to the Expiration Date of the Offer, the Offer Price of $43.00 per Share, net to the seller in cash, would be increased to $43.50 per Share, net to the seller in cash. Subsequent to the execution of the Stock Purchase Agreement, the Purchaser and Sainsbury agreed, subject to agreement on documentation, for the acquisition by the Purchaser of all of the Class AL Shares. Thereafter, the Purchaser commenced the Offer at an Offer Price of $43.50 per Share, net to the seller in cash. 1224 has agreed in the Stock Purchase Agreement to tender pursuant to the Offer, upon the terms and subject to the conditions set forth in the Stock Purchase Agreement, all of the Shares owned by 1224. As more fully described below, the obligation of the Purchaser to purchase the Class AC Shares pursuant to the Stock Purchase Agreement is subject to the satisfaction of the following conditions: the truth of 1224's representations and warranties, the performance by 1224 of its covenants, no injunctions, receipt of consents and approvals, the non-occurrence of any Tender Offer Conditions, the resignation of the Directors of the Company elected by 1224 and the approval of the Offer by the Board of Directors of the Company. As more fully described below, the obligations of 1224 to sell the Class AC Shares is subject to the satisfaction of the following conditions: the truth of the representations and warranties of the Purchaser, the performance by the Purchaser of its covenants, no injunctions, the expiration of waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") and consummation of the Offer.

     CONDITIONS OF THE OFFER. The terms of the Offer provide that, notwithstanding any other provision of the Offer or the Stock Purchase Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), including Rule 14e-1(c) under the Securities Exchange Act of 1934 (the "Exchange Act"), pay for any Shares tendered pursuant to the Offer and may terminate or amend the Offer and may postpone the acceptance of and payment for Shares (i) if the Stock Purchase Agreement shall have been terminated in accordance with its terms or the purchase and sale of the Class AC Shares pursuant to the Stock Purchase Agreement shall not have been consummated prior to or simultaneously with the consummation of the purchase of the Shares pursuant to the Offer; or (ii) if, at any time on or after May 19, 1998 and before the Expiration Date, any of the following shall occur (each a "Tender Offer Condition"):

          (a) there shall be threatened, instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, other than the routine application of

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     the waiting period provisions of the HSR Act (including a request for additional information or documentary material pursuant to 16 C.F.R. Sec. 803.20) to the purchase of the Class AC Shares pursuant to the Stock Purchase Agreement, without consent of the Purchaser, (i) challenging or seeking to, or which could reasonably be expected to make illegal, impede, materially delay or otherwise directly or indirectly restrain, prohibit or make more costly the acquisition of the Class AC Shares or the Offer or seeking to obtain material damages, (ii) seeking to prohibit or limit the ownership or operation by the Purchaser of all, or, in the sole judgment of the Purchaser, a portion that would reasonably be expected to substantially impair or substantially reduce the Purchaser's ability to control, direct or manage on a day-to-day basis the business or affairs of the Company or to substantially impair or substantially reduce the overall benefits expected, as of the date of the Stock Purchase Agreement, to be realized by the Purchaser from the consummation of the transactions contemplated by the Stock Purchase Agreement or would have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise), prospects, operations or results of operations of the Purchaser and its subsidiaries taken as a whole or the Company and its subsidiaries taken as a whole (a "significant portion"), of the business or assets of the Company or any of its subsidiaries or to compel the Purchaser to dispose of or hold separately all, or, in the sole judgment of the Purchaser, a significant portion of, the business or assets of the Purchaser or the Company or any of its subsidiaries, or seeking to impose any limitation on the ability of the Purchaser to conduct such business or own such assets which limitation, in the sole judgment of the Purchaser, would reasonably be expected to substantially impair or substantially reduce the Purchaser's ability to control, direct or manage on a day-to-day basis the business or affairs of the Company or to substantially impair or substantially reduce the overall benefits expected, as of the date of the Stock Purchase Agreement, to be realized by the Purchaser from the consummation of the transactions contemplated by the Stock Purchase Agreement or would have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise), prospects, operations or results of operations of the Purchaser and its subsidiaries taken as a whole or the Company and its subsidiaries taken as a whole, (iii) seeking to impose limitations on the ability of the Purchaser effectively to acquire, hold or exercise full rights of ownership of any shares of capital stock of the Company, which limitations, in the sole judgment of the Purchaser, are significant or (iv) seeking to require divestiture by the Purchaser of any shares of capital stock of the Company;

          (b) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to (i) the Purchaser, the Company or any subsidiary of the Company or (ii) the Offer, the acquisition of any shares of capital stock of the Company, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act (including a request for additional information or documentary materials pursuant to 16 C.F.R. Sec. 803.20) to the purchase of the Class AC Shares pursuant to the Stock Purchase Agreement, which could reasonably be expected to directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

          (c) any change shall have occurred or been threatened (or any condition, event or development shall have occurred or been threatened involving a prospective change), or the Purchaser shall have become aware of any fact, that is reasonably likely to have a Material Adverse Effect (as defined below under "Stock Purchase Agreement -- Interim Operations") on the Company;

          (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, The Netherlands or any other jurisdiction of incorporation or organization of any bank or other financial institution in any manner involved with the financing of the purchase of the Class AC Shares pursuant to the Stock Purchase Agreement or the Offer, (iii) any material limitation (whether or not mandatory) by any U.S. Federal, state or foreign governmental authority or agency on the extension of credit by banks or other lending institutions,
     (iv) a commencement or escalation of a war or armed

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     hostilities or other national or international calamity directly or indirectly involving the United States or The Netherlands or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (e) any of the representations or warranties made by 1224 in the Stock Purchase Agreement (in the case of any representations or warranties with respect to the Company, without regard to the knowledge of 1224) that are qualified as to materiality shall be untrue or incorrect in any respect or any such representations and warranties that are not so qualified shall be untrue or incorrect in any respect which would have a Material Adverse Effect, in each case as of the date of the Stock Purchase Agreement and the scheduled expiration date of the Offer as if such representation or warranty were made at the time of such determination and except as to any such representation or warranty which speaks as of a specific date or for a specific period, which must be untrue or incorrect in the foregoing respects as of such specific date or period;

          (f) (i) the Board of Directors of the Company shall have failed to approve or recommend the Offer, (ii) the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to the Purchaser the approval or recommendation of the Offer or approved or recommended any Acquisition Proposal (as defined below under "Stock Purchase
     Agreement -- No Solicitation"), (iii) any corporation, partnership, person or other entity or group shall have entered into a definitive agreement or an agreement in principle with the Company with respect to any Acquisition Proposal or (iv) the Board of Directors of the Company or any committee thereof shall have resolved to do any of the things set forth in clauses
     (ii) or (iii) of this paragraph (f);

          (g) 1224 shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of 1224 to be performed or complied with by it under the Stock Purchase Agreement and, in the case only of failures to perform any agreement or covenant of 1224 described below under "Stock Purchase Agreement -- Interim Operations", such failure to perform would have a Material Adverse Effect or materially adversely affect the ability of the Purchaser to consummate the transactions contemplated by the Stock Purchase Agreement or have a material adverse effect on the value of the Company and its subsidiaries taken as a whole; or

          (h) the Company or any of its subsidiaries shall have (i) failed to act in accordance with (b)(iii)(A) and (B) under "Stock Purchase Agreement -- Interim Operations" and (b)(i)(B) and (iv) under "Stock Purchase Agreement -- No Solicitation" or (ii) taken any of the actions listed in (c)(iii)(A)-(O) under "Stock Purchase Agreement -- Interim Operations" or (b)(i)(A) under "Stock Purchase Agreement -- No Solicitation" below;

which, in the reasonable judgment of the Purchaser, in any such case and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser, or may be waived by the Purchaser, in whole or in part at any time and from time to time in its sole discretion. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described under "Conditions of the Offer" will be final and binding upon all parties to the Stock Purchase Agreement.

     The conditions to the Offer contained in the Stock Purchase Agreement included a condition that there be validly tendered and not properly withdrawn prior to the Expiration Date a number of Shares which constitutes at least 65% of the outstanding shares on a fully diluted basis. Upon reaching agreement with Sainsbury on May 19, 1998 to acquire the Class AL Shares, the Purchaser agreed not to make this a condition of the Offer.

     STOCK PURCHASE AGREEMENT. The following is a summary of the material terms of the Stock Purchase Agreement. The summary is qualified in its entirety by reference to the full text of the Stock Purchase Agreement which has been filed as Exhibit 1 hereto and which is incorporated herein by reference.

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     The Offer.  The Stock Purchase Agreement provides that, subject to the terms and conditions thereof, the Purchaser will commence the Offer and that the obligation of the Purchaser to consummate the Offer and to accept for payment and to pay for any Shares tendered pursuant to the Offer shall be subject to only those conditions set forth in the Stock Purchase Agreement, which are described in Section 14 of the Offer to Purchase. As one of those conditions, each person who has been elected by 1224 to the Board of Directors of the Company shall have either resigned or been removed. If any such director has not so resigned or been removed, the Purchaser plans to, in accordance with the provisions of the Certificate of Incorporation and By-Laws of the Company and the General Corporation Law of the State of Delaware (the "DGCL"), remove such director. The Purchaser plans to replace the directors who were elected by 1224 with directors to be elected by the Purchaser. The Purchaser may waive any of the conditions described in Section 14 of the Offer to Purchase.

     The Purchaser reserves the right to modify the terms of the Offer, including, without limitation, to extend the Offer beyond any scheduled expiration date, except that, without the consent of 1224, the Purchaser will not reduce the number of Shares sought in the Offer, reduce the Offer Price, modify or add to the conditions of the Offer described in Section 14 of the Offer to Purchase in a manner that is materially adverse to the holders of the Shares or change the form of consideration payable in the Offer. Subject to the terms and conditions set forth in the Stock Purchase Agreement (including the rights to terminate, extend or modify the Offer) and the terms and conditions of the Offer, the Purchaser agrees to use its best efforts to consummate the Offer as soon as legally permissible.

     In the Stock Purchase Agreement, 1224 represented, among other things, that
(i) Wasserstein Perella & Co., Inc. ("Wasserstein") has delivered to the Strategic Planning Committee of the Board of Directors of the Company (the "Special Committee") its opinion that the consideration to be received by the holders of Shares pursuant to the Offer is fair, from a financial point of view, to holders of Shares, subject to the assumptions and qualifications contained in such opinion, (ii) the Special Committee has determined unanimously that the Offer is fair to, and in the best interests of, the holders of the Shares and recommended to the Board of Directors of the Company that it recommend acceptance of the Offer by the holders of the Shares and (iii) it has been advised that five of the nine directors of the Company intend to vote to recommend acceptance of the Offer by the holders of the Shares.

     Interim Operations. (a) The Stock Purchase Agreement provides that during the period from the date of the Stock Purchase Agreement to the date that the Class AC Shares are purchased in accordance with the terms and provisions of the Stock Purchase Agreement and the Shares are purchased pursuant to the Offer (collectively the "Closing Date"), except as permitted, required or specifically contemplated by, or otherwise described in, the Stock Purchase Agreement or otherwise consented to or approved in writing by the Purchaser, 1224 (i) shall not vote the Class AC Shares in favor of any action that would cause, or that is part of a transaction that would cause, (ii) shall cause the directors of the Company who are also directors of 1224 not to vote in favor of any action that would cause, or that is a part of a transaction that would cause, and (iii) shall otherwise use its reasonable best efforts to cause the Company and each of its subsidiaries not to take any action that would cause, any of the representations or warranties with respect to the Company set forth in the Stock Purchase Agreement to be untrue or incorrect. (b) In addition, the Stock Purchase Agreement provides that during the period from the date of the Stock Purchase Agreement to the Closing Date, except as permitted, required or specifically contemplated by, or otherwise described in, the Stock Purchase Agreement or otherwise consented to or approved in writing by the Purchaser, 1224 (i) shall vote the Class AC Shares in favor of any action that would cause, or that is part of a transaction that would cause, (ii) shall cause the directors of the Company who are also directors of 1224 to vote in favor of any action that would cause, or that is a part of a transaction that would cause, and (iii) shall otherwise use its reasonable best efforts to cause, in each case, the Company and each of its subsidiaries to do the following: (A) conduct their respective operations only according to their ordinary and usual course of business consistent with past practice; and (B) use their best efforts to preserve intact their respective business organization, keep available the services of their officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors, clients, landlords, joint venture partners, employees, agents and others having business relationships with them.
(c) In addition, the Stock Purchase Agreement provides that during the period from the date

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of the Stock Purchase Agreement to the Closing Date, except as permitted, required or specifically contemplated by, or otherwise described in, the Stock Purchase Agreement or otherwise consented to or approved in writing by the Purchaser, 1224 (i) shall not vote the Class AC Shares in favor of, and shall affirmatively vote the Class AC Shares against, any action that would cause, or that is part of a transaction that would cause, (ii) shall cause the directors of the Company who are also directors of 1224 not to vote in favor of, and to affirmatively vote against, any action that would cause, or that is a part of a transaction that would cause, and (iii) shall otherwise use its reasonable best efforts to cause, in each case, the Company and each of its subsidiaries not to do any of the following: (A) make any change in or amendment to the Certificate of Incorporation or By-Laws (or comparable governing documents) of the Company or any subsidiary, (B) issue, sell or acquire any shares of its capital stock (other than in connection with the exercise of all the stock options and other rights to purchase Shares outstanding on the date of the Stock Purchase Agreement) or any of its other securities, or issue any securities convertible into, or options, warrants or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of, any shares of its capital stock or any of its other securities, or make any other changes in its capital structure, (C) sell or pledge or agree to sell or pledge any stock owned by it in any of its subsidiaries, (D) declare, pay, set aside or make any dividend or other distribution or payment with respect to, or split, combine, redeem or reclassify, or purchase or otherwise acquire any shares of its capital stock or its other securities, other than dividends and distributions by a direct or indirect wholly-owned subsidiary to its parent and regular annual cash dividends by the Company on its capital stock in an amount not in excess of $0.80 per share per fiscal annum at the same time such dividends are customarily declared and paid, (E) (1) except as set forth in the Stock Purchase Agreement, enter into any contract or commitment with respect to
(x) any individual capital expenditure in excess of $7,500,000 in the case of certain budgeted capital expenditures or $2,000,000 in the case of unbudgeted capital expenditures or (y) capital expenditures that in the aggregate exceed $40,000,000 in any thirteen week period, (2) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business or division thereof, or (3) enter into, amend, modify, supplement or cancel any other material contract, (F) acquire a material amount of assets or securities or release or relinquish any material contract rights other than in the ordinary course of business in accordance with past practice and the Company's short term investment program, (G) except to the extent required under existing employee and director benefit plans, agreements or arrangements as in effect on the date of the Stock Purchase Agreement, increase the compensation or fringe benefits of any of its directors, officers or employees, except for increases in salary or wages of employees of the Company or its subsidiaries in the ordinary course of business in accordance with past practice, or grant any severance or termination pay not currently required to be paid under existing severance plans or enter into any employment, consulting or severance agreement or arrangement with any present or former director, officer or other employee of the Company or any of its subsidiaries, or establish, adopt, enter into or amend or terminate any collective bargaining (except for the termination of certain collective bargaining agreements which will expire in accordance with their terms prior to the Closing Date), bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers, employees or former employees and/or directors, (H) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of, encumber or subject to any lien, any material assets or incur or modify any indebtedness or other liability or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for the obligations of any person or, other than in the ordinary course of business consistent with past practice, make any loan or other extension of credit, (I) agree to the settlement of any material claim or litigation (including, but not limited to any claim or litigation in respect of or related to any environmental law), (J) make any material tax election or settle or compromise any material tax liability, (K) permit any insurance policy naming it as beneficiary or a loss payable payee to be canceled without notice to the Purchaser unless (1) such insurance policy is immediately replaced, with no gaps or lapses in coverage, with an insurance policy issued by a financially sound and reputable insurance company in at least such amounts and against at least such risks as the canceled policy or (2) such cancellation would not have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise), operations, results of operations or prospects of the Company and its subsidiaries taken as a whole (a "Material Adverse Effect"), (L) make any material change in its method of accounting, (M) adopt a plan of complete or partial liquidation, dissolution, merger,
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consolidation, restructuring, recapitalization or other reorganization of the
Company or any of its subsidiaries not constituting an inactive subsidiary, (N) take any action, including, without limitation, the adoption of any stockholder rights plan or amendments to its Certificate of Incorporation (or other organizational or governing documents), which would, directly or indirectly, restrict or impair the ability of the Purchaser to vote, or otherwise to exercise the rights and receive the benefits of a stockholder with respect to, securities of the Company that may be acquired or controlled by the Purchaser or permit any stockholder to acquire securities of the Company on a basis not available to the Purchaser in the event that the Purchaser were to acquire securities of the Company, or (O) agree, in writing or otherwise, to take any of the foregoing actions.

     No Solicitation. The Stock Purchase Agreement provides that 1224 and each of its officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants, agents or advisors (collectively "Agents") shall immediately cease any discussions or negotiations with any other parties that may be ongoing with respect to any purchase of the Class AC Shares or any Acquisition Proposal (as defined below). 1224 shall not, directly or indirectly, take (and 1224 shall not authorize or permit its Agents to so take) any action to (i) encourage, solicit or initiate the making of any offer to purchase the Class AC Shares or any Acquisition Proposal, (ii) enter into any agreement with respect to any offer to purchase the Class AC Shares or any Acquisition Proposal, or (iii) participate in any way in discussions or negotiations with, or furnish or disclose any information to, any person (other than the Purchaser) in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any offer to purchase the Class AC Shares or any Acquisition Proposal. For purposes of this Section, "Acquisition Proposal" shall mean any inquiry, proposal or offer from any person (other than the Purchaser) relating to any direct or indirect acquisition or purchase of all or any of the Class AC Shares, of a substantial amount of assets of the Company or any of its subsidiaries or of more than 10% of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning more than 10% of any other class of equity securities of the Company or any of its subsidiaries, any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Stock Purchase Agreement, or any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer or which would reasonably be expected to dilute materially the benefits to the Purchaser of the transactions contemplated by the Stock Purchase Agreement. (b) In addition, the Stock Purchase Agreement provides that during the period from the date of the Stock Purchase Agreement to the Closing Date, except as permitted, required or specifically contemplated by, or otherwise described in, the Stock Purchase Agreement or otherwise consented to or approved in writing by the Purchaser, 1224 (i) shall use its reasonable best efforts to cause (A) the Company and its Agents immediately to cease any discussions or negotiations with any other parties that may be ongoing with respect to any Acquisition Proposal and (B) the Company and its subsidiaries not to take, directly or indirectly, (and the Company not to authorize or permit its or its subsidiaries' Agents to take) any action to (1) encourage, solicit or initiate the making of any Acquisition Proposal, (2) enter into any agreement with respect to any Acquisition Proposal, or (3) participate in any way in discussions or negotiations with, or furnish or disclose any information to, any person (other than the Purchaser) in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) shall not vote the Class AC Shares in favor of any Acquisition Proposal, (iii) shall cause the directors of the Company who are also directors of 1224 not to vote to approve or recommend, or propose to approve or recommend, any Acquisition Proposal or in favor of the Company entering into any agreement with respect to any Acquisition Proposal, and (iv) shall otherwise use its reasonable best efforts to cause the Board of Directors of the Company not to approve, recommend or propose to approve or recommend any Acquisition Proposal or the entering into by the Company of any Acquisition Proposal. (c) The Stock Purchase Agreement provides that 1224 shall, or shall use its reasonable best efforts to cause the Company to, advise the Purchaser of any request for information or of any offer to purchase the Class AC Shares or any Acquisition Proposal, or any inquiry or proposal with respect to any offer to purchase the Class AC Shares or any Acquisition Proposal, the material terms and conditions of such request, offer or

Acquisition Proposal and of any changes thereto, and the identity of the entity or person making any such inquiry or proposal.

     Directors' and Officers' Insurance and Indemnification. The Purchaser has agreed in the Stock Purchase Agreement that for a period of six years from the Closing Date, the Purchaser shall cause the directors of the Company elected by the Purchaser to the Board of Directors of the Company not to vote to, and shall otherwise use its reasonable best efforts to cause the Company not to, amend, repeal or otherwise modify the provisions with respect to indemnification and exculpation from liability set forth in the Company's Certificate of Incorporation and By-Laws on the date of the Stock Purchase Agreement in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Closing Date were directors, officers, employees or agents of the Company, unless such modification is required by law. In addition, the Stock Purchase Agreement provides that for a period of three years from the Closing Date, the Purchaser (i) shall cause the directors of the Company elected by the Purchaser to the Board of Directors of the Company to vote to, and shall otherwise use its reasonable best efforts to cause the Company to, maintain in effect the Company's current directors' and officers' liability insurance covering those persons who are currently covered on the date of the Stock Purchase Agreement by the Company's directors' and officers' liability insurance policy; provided, however, that in no event shall the Company be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by the Company for such insurance which 1224 has represented to be $200,160 for the most recent twelve month period; provided further, that if the annual premiums of such insurance coverage exceed such amount, the Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount; provided further that the Company may substitute for such Company policies, policies with at least the same coverage containing terms and conditions which are no less advantageous and provided that said substitution does not result in any gaps or lapses in coverage with respect to matters occurring prior to the Closing Date or, alternatively, (ii) shall cause the Purchaser's directors' and officers' liability insurance then in effect to cover those persons who are covered on the date of the Stock Purchase Agreement by the Company's directors' and officers' liability insurance policy with respect to those matters covered by the Company's directors' and officers' liability policy.

     Compensation and Benefits. The Stock Purchase Agreement states that the Purchaser currently intends that, during the period commencing at the Closing Date and ending on December 31, 1999, the active employees of the Company and its subsidiaries who are not covered by collective bargaining agreements ("Non-Union Employees") will be provided with employee benefits (other than stock option and other non-tax-qualified plans or arrangements involving the potential issuance of securities of the Company or of the Purchaser) which are in the aggregate not materially less favorable to those currently provided by the Company and its subsidiaries to such Non-Union Employees; provided, that (i) the covenants contained in this paragraph shall only be effective to the extent permitted under laws and regulations in force from time to time, and (ii) the Purchaser reserves the right to review all employee benefit plans and arrangements of the Company after the Closing Date and to make such changes of an administrative or investment management nature as it, in its discretion, deems appropriate. Notwithstanding the foregoing, Non-Union Employees who are currently accruing benefits under Section 3.8 of Article III and Article VI of the Giant Food Inc. Excess Benefit Savings Plan (the "EBS Plan") at the Closing Date shall continue to participate in the EBS Plan and to accrue benefits under those provisions at the same accrual rates in effect on the Closing Date. The preceding sentence shall not apply to any other benefits under the EBS Plan including, without limitation, benefits under Article IV therein. Non-Union Employees who meet the minimum eligibility requirements under the stock option plans maintained by the Purchaser after the Closing Date shall be eligible to be granted stock options thereunder in accordance with the terms of such plans.

     Options. Pursuant to the Stock Purchase Agreement, prior to the Closing Date, 1224 will cause appropriate resolutions to be voted on by the Board of Directors of the Company (or, if appropriate, any committee thereof), shall cause the directors of the Company who are also directors of 1224 to vote in favor of the adoption of such resolutions and shall otherwise use its reasonable best efforts to cause such resolutions to be adopted, and use its reasonable best efforts to take all other actions necessary including, but not limited to, using its reasonable best efforts to cause the Company to obtain the consent and release of all of the holders of all the outstanding stock options and other rights to purchase Shares (the "Options") heretofore granted under any stock option plan of the Company or otherwise (the "Stock Plans"), to (i) provide for the cancellation, effective at the Closing Date, subject to the payment provided for in the next sentence being made, of all Options, (ii) terminate, as of the Closing Date, the Stock Plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary (collectively with the Stock Plans, referred to as the "Stock Incentive Plans") with respect to any interest in the capital stock of the Company and (iii) amend, as of the Closing Date, the provisions in any other employee benefit plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company to provide no continuing rights to acquire, hold, transfer or grant any capital stock of the Company or any interest in the capital stock of the Company (other than in respect of cash payments through the Offer). Immediately prior to the Closing Date, each Option, whether or not then vested or exercisable, shall no longer be exercisable for the purchase of Shares but shall entitle each holder thereof, in cancellation and settlement therefor, to payments by the Company in cash, subject to any applicable withholding taxes (the "Cash Payment"), at the Closing Date, equal to the product of (x) the total number of Shares subject to such Option, whether or not then vested or exercisable and (y) the excess of the Offer Price over the exercise price per Share subject to such Option, each such Cash Payment to be paid to each holder of an outstanding Option at the Closing Date. Incident to the foregoing, any then outstanding stock appreciation rights or limited stock appreciation rights shall be canceled immediately prior to the Closing Date without any payment therefor. In addition, the Stock Purchase Agreement provides that 1224 shall use its reasonable best efforts to cause the Company to take all steps to ensure that neither the Company nor any of its subsidiaries is or will be bound by any Options, other options, warrants, rights or agreements which would entitle any person, other than the Purchaser or its affiliates, to own any capital stock of the Company or any of its subsidiaries or to receive any payment in respect thereof. Notwithstanding any other provision of this paragraph to the contrary, payment of the Cash Payment may be withheld with respect to any Option until necessary consents and releases are obtained.

     Conditions to Obligations. The obligation of the Purchaser to purchase the Class AC Shares pursuant to the Stock Purchase Agreement is subject to the satisfaction or waiver of a number of conditions including: (i) the representations and warranties of 1224 contained in the Stock Purchase Agreement being true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date and the representations and warranties of 1224 with respect to the Company in the Stock Purchase Agreement being true and correct in all material respects, without regard to the knowledge of 1224, on and as of the Closing Date with the same effect as though such representations and warranties had been made on such date; (ii) all of the agreements of 1224 to be performed and all of the covenants of 1224 to be complied with pursuant to the Stock Purchase Agreement prior to the Closing Date shall have been duly performed or complied with, as applicable, in all material respects; (iii) no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the Offer, the purchase of the Class AC Shares or any of the other transactions contemplated by the Stock Purchase Agreement; (iv) all governmental and third-party consents, waivers and approvals, if any, disclosed in any schedule to the Stock Purchase Agreement or necessary to permit the consummation of the transactions contemplated by the Stock Purchase Agreement shall have been received; all time periods under the HSR Act applicable to the purchase of the Class AC shares shall have expired or been terminated; and no governmental or other instrumentality or agency shall have required that, in exchange for approval of the transactions contemplated by the Stock Purchase Agreement, the Purchaser, the Company or any of their respective affiliates sell or otherwise dispose of, or hold separate particular assets or categories of assets, or businesses, or withdraw from doing business in a particular jurisdiction or take any other action that, in the aggregate, in the sole judgment of the Purchaser, would reasonably be expected to substantially impair or substantially reduce the Purchaser's ability to control, direct or manage on a day-to-day basis the business or affairs of the Company or to substantially impair or substantially reduce the overall benefits expected, as of the date of the Stock Purchase Agreement, to be realized by the Purchaser from the consummation of the transactions contemplated by the Stock Purchase Agreement or would have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise), prospects, operations or results of operations of the Purchaser and its subsidiaries taken as a whole or the Company and its subsidiaries taken as a whole; (v) at any time on or after the date of the Stock Purchase Agreement and at or before the time of payment for the Class AC Shares thereunder, none of the Tender Offer Conditions shall have occurred; (vi) each of the persons elected by 1224 as a director of the Company shall have delivered to the Purchaser a written resignation from such position; and (vii) the Board of Directors of the Company shall have recommended acceptance of the Offer by the holders of the Shares. The obligation of 1224 to sell the Class AC Shares pursuant to the Stock Purchase Agreement is also subject to the satisfaction or waiver of a number of conditions including: (i) the representations and warranties of the Purchaser contained in the Stock Purchase Agreement being true and correct in all respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date; (ii) all of the agreements of the Purchaser to be performed and all of the covenants of the Purchaser to be complied with pursuant to the Stock Purchase Agreement prior to the Closing Date shall have been duly performed or complied with, as applicable; (iii) no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the Offer, the purchase of the Class AC Shares or any of the other transactions contemplated by the Stock Purchase Agreement; (iv) all applicable time periods under the HSR Act shall have expired or been terminated; and (v) the purchase of the Shares pursuant to the Offer shall be consummated simultaneously with the purchase of the Class AC Shares pursuant to the Stock Purchase Agreement.

     Agreement to Use Best Efforts. Pursuant to the Stock Purchase Agreement and subject to the terms and conditions thereof, each of the Purchaser and 1224 shall, and 1224 shall use its reasonable best efforts to cause the Company to, with respect to matters within their respective control, cooperate and use their respective best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all reasonable things necessary and proper under applicable law to consummate the transactions contemplated by the Stock Purchase Agreement as promptly as practicable, (ii) obtain from any governmental authority, regulatory organization or other instrumentality or agency or any other third party any licenses, permits, consents, waivers, approvals, authorizations, qualifications, or orders required to be obtained or made by the Company, the Purchaser or 1224 or any of their subsidiaries in connection with the authorization, execution and delivery of the Stock Purchase Agreement and the consummation of the transactions contemplated therein, and (iii) as promptly as practicable, make, or cause to be made, all filings necessary, proper or advisable with respect to the Stock Purchase Agreement and the transactions contemplated therein under (x) the HSR Act, and any related governmental request thereunder, and (y) any other applicable laws or regulations; provided, however, that no loan agreement or contract for borrowed money shall be repaid except as currently required by its terms, in whole or in part, and no contract shall be amended to increase the amount payable thereunder or otherwise to be more burdensome to the Company or any of its subsidiaries in order to obtain any such consent, approval or authorization without first obtaining the written approval of the Purchaser. In addition, the Stock Purchase Agreement provides that the Purchaser and 1224 shall, and 1224 shall use its reasonable best efforts to cause the Company to, cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. The Purchaser and 1224 shall, and 1224 shall use its reasonable best efforts to cause the Company to, use their respective best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law in connection with the transactions contemplated by the Stock Purchase Agreement. Notwithstanding anything to the contrary in this paragraph, none of the Purchaser, 1224 or the Company or any of their respective subsidiaries shall be required to sell or otherwise dispose of, or hold separate (through the establishment of a trust or otherwise) particular assets or categories of assets, or business of the Purchaser, 1224, the Company or any of their affiliates or withdraw from doing business in a particular jurisdiction or take any other action that, in the aggregate, in the sole judgment of the Purchaser, would reasonably be expected to substantially impair or substantially reduce the Purchaser's ability to control, direct or manage on a day-to-day basis the business or affairs of the Company or to substantially impair or substantially reduce the overall benefits expected, as of the date hereof, to be realized by the Purchaser from the consummation of the transactions contemplated by the Stock Purchase Agreement or would have a material adverse effect on the business, properties, assets, liabilities, condition

(financial or otherwise), prospects, operations or results of operations of the Purchaser and its subsidiaries taken as a whole or the Company and its subsidiaries taken as a whole.

     Representations and Warranties. In the Stock Purchase Agreement, 1224 has made customary representations and warranties to the Purchaser with respect to, among other things, its organization, corporate authority, ownership of Class AC Shares and consents and approvals. In addition, in the Stock Purchase Agreement, 1224 has made customary representations and warranties to the best of its knowledge to the Purchaser with respect to, among other things, the Company's organization, corporate authority, capitalization, consent and approvals, financial statements, public filings, the absence of any material adverse changes in the Company since February 23, 1997, compliance with laws, employee benefit plans, undisclosed liabilities and litigation, taxes, intellectual property, environmental matters, labor relations, vote required, stockholder rights plan and opinion of financial advisor.

     Termination. The Stock Purchase Agreement may be terminated and the transactions contemplated thereby may be abandoned by the Purchaser, on the one hand, or 1224, on the other hand, if any condition to the completion of the transactions contemplated thereby is not fulfilled on or prior to December 31, 1998.

     Payment of Certain Fees and Expenses Upon Termination. Except as provided in the next succeeding sentence, all expenses incurred in connection with the Stock Purchase Agreement and the consummation of the transactions contemplated thereby shall be paid by the party incurring such expenses. If (i) the transactions contemplated by the Stock Purchase Agreement are not consummated due to a material breach of the representations or warranties of 1224 or a material failure by 1224 to fulfill a covenant or agreement (other than in respect of a breach of the covenant specified under the heading "No Solicitation" above) or due to (x) the occurrence of any of the events set forth in subparagraph (iii) (e) of Section 14 of the Offer to Purchase or (y) the occurrence of any of the events set forth in subparagraph (iii) (g) or (h) of
Section 14 of the Offer to Purchase (other than in respect of a breach of the covenant specified under the heading "No Solicitation" above) and (ii) 1224 sells all or any portion of the Class AC Shares and/or the Shares within two years from the date of the Stock Purchase Agreement, then in any such case 1224 shall pay to the Purchaser, in lieu of reimbursement of the Purchaser's out-of-pocket expenses, $2,500,000 or such lesser amount as 1224 shall receive in the aggregate from all sales of the Class AC Shares and Shares during such two year period, such amount to be paid by or on behalf of 1224 in same day funds within two business days after each sale of the Class AC Shares and/or Shares until the amount so received by the Purchaser equals $2,500,000. If (i) the transactions contemplated by the Stock Purchase Agreement are not consummated due to a breach of the covenant specified under the heading "No Solicitation" above or due to (1) the occurrence of any of the events set forth in subparagraph (iii) (f) of Section 14 of the Offer to Purchase or (2) the occurrence of any of the events set forth in subparagraph (iii) (g) or (h) of
Section 14 of the Offer to Purchase (but only in respect of a breach of the covenant specified under the heading "No Solicitation" above), and (ii) 1224 sells all or any portion of the Class AC Shares or the Shares within two years from the date of the Stock Purchase Agreement, then in any such case, as a condition to such sale, 1224 shall pay or cause to be paid to the Purchaser $10,000,000, such amount to be paid by or on behalf of 1224 in same day funds within two business days after the first such sale of the Class AC Shares and/or Shares.

     SAINSBURY AGREEMENT. On May 19, 1998, the Purchaser and Sainsbury announced an agreement, subject to agreement on documentation, (i) for Sainsbury to sell, and for the Purchaser to purchase, all of the Class AL Shares for an aggregate purchase price of $100,000,000 on the terms and conditions to be agreed upon and (ii) for Sainsbury to tender pursuant to the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, all of the Shares owned by Sainsbury. Subsequently, the Purchaser entered into a Stock Purchase Agreement dated as of May 27, 1998 with Sainsbury and JS Mass. Securities Corp. ("JS Mass") (the "Sainsbury Agreement"), a wholly-owned subsidiary of Sainsbury, to such effect.

     The following is a summary of the material terms of the Sainsbury Agreement. The summary is qualified in its entirety by reference to the full text of the Sainsbury Agreement which has been filed as Exhibit 2 hereto and which is incorporated herein by reference.

     Purchase of the Class AL Shares. Pursuant to the Sainsbury Agreement, JS Mass has agreed, and Sainsbury has agreed to cause JS Mass, to sell, and the Purchaser has agreed to purchase, subject to the terms and conditions thereof, all of the Class AL Shares at an aggregate price of $100,000,000. JS Mass has agreed in the Sainsbury Agreement to tender pursuant to the Offer, upon the terms and subject to the conditions set forth in the Sainsbury Agreement, all of the Shares owned by JS Mass. As more fully described below, the obligation of the Purchaser to purchase the Class AL Shares is subject to the satisfaction of the following conditions: the truth of Sainsbury's and JS Mass' representations and warranties, the performance by Sainsbury and JS Mass of their respective covenants, no injunctions, receipt of consents and approvals, the non-occurrence of the Tender Offer Conditions, the resignation of the Directors of the Company elected by Sainsbury, the consummation of the purchase of the Class AC Shares pursuant to the Stock Purchase Agreement and the consummation of the Offer. As more fully described below, the obligation of JS Mass to, and of Sainsbury to cause JS Mass to, sell the Class AL Shares is subject to the satisfaction of the following conditions: the truth of the representations and warranties of the Purchaser, the performance by the Purchaser of its covenants, no injunctions, the consummation of the Offer and the consummation of the purchase of the Class AC Shares pursuant to the Stock Purchase Agreement.

     No Solicitation. The Sainsbury Agreement provides that Sainsbury, JS Mass and each of their respective officers, directors and employees shall, and shall instruct their respective agents to, immediately cease any discussions or negotiations with any other parties that may be ongoing with respect to any purchase of the Class AL Shares or any Sainsbury Acquisition Proposal (as defined below). Neither Sainsbury nor JS Mass shall, directly or indirectly, take (and neither Sainsbury nor JS Mass shall authorize or permit its agents to so take) any action to (i) encourage, solicit or initiate the making of any offer to purchase the Class AL Shares or any Sainsbury Acquisition Proposal,
(ii) enter into any agreement with respect to any offer to purchase the Class AL Shares or any Sainsbury Acquisition Proposal, or (iii) participate in any way in discussions or negotiations with, or furnish or disclose any information to, any person (other than the Purchaser) in connection with, or take any other action to facilitate knowingly, or that such person should have known would facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any offer to purchase the Class AL Shares or any Sainsbury Acquisition Proposal. "Sainsbury Acquisition Proposal" shall mean any inquiry, proposal or offer from any person (other than the Purchaser) relating to any direct or indirect acquisition or purchase of all or any of the Class AL Shares, of a substantial amount of assets of the Company or any of its subsidiaries or of more than 10% of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning more than 10% of any other class of equity securities of the Company or any of its subsidiaries, any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Sainsbury Agreement, or any other transaction involving the Company or any of its securities or assets the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer, the acquisition of the Class AL Shares pursuant to the Sainsbury Agreement or the acquisition of the Class AC Shares pursuant to the Stock Purchase Agreement. In addition, the Sainsbury Agreement provides that each of Sainsbury and JS Mass shall advise the Purchaser of any request for information or of any offer to purchase the Class AL Shares or any Sainsbury Acquisition Proposal, or any inquiry or proposal with respect to any offer to purchase the Class AL Shares or any Sainsbury Acquisition Proposal, the material terms and conditions of such request, offer or Sainsbury Acquisition Proposal and of any material changes thereto, and the identity of the entity or person making any such inquiry or proposal.

     Conditions to Obligations. The obligation of the Purchaser to purchase the Class AL Shares pursuant to the Sainsbury Agreement is subject to the satisfaction or waiver of a number of conditions including: (i) the representations and warranties of Sainsbury and JS Mass contained in the Sainsbury Agreement being true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date; (ii) all of the agreements of Sainsbury and JS Mass to be performed and all of the covenants of Sainsbury and JS Mass to be complied with pursuant to the Sainsbury Agreement prior to the Closing Date shall have been duly performed or complied with, as applicable, in all material respects; (iii) no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the Offer, the purchase of the Class AL Shares or any of the other transactions contemplated by the Stock Purchase Agreement; (iv) all governmental and third-party consents, waivers and approvals, if any, specifically disclosed in the Sainsbury Agreement or necessary to permit the consummation of the transactions contemplated by the Sainsbury Agreement shall have been received; all time periods under the HSR Act applicable to the purchase of the Class AC Shares under the Stock Purchase Agreement shall have expired or been terminated; and no governmental or other instrumentality or agency shall have required that, in exchange for approval of the transactions contemplated by the Sainsbury Agreement, the Purchaser, the Company or any of their respective affiliates sell or otherwise dispose of, or hold separate particular assets or categories of assets, or businesses, or withdraw from doing business in a particular jurisdiction or take any other action that, in the aggregate, in the sole judgment of the Purchaser, would reasonably be expected to substantially impair or substantially reduce the Purchaser's ability to control, direct or manage on a day-to-day basis the business or affairs of the Company or to substantially impair or substantially reduce the overall benefits expected, as of the date of the Sainsbury Agreement, to be realized by the Purchaser from the consummation of the transactions contemplated by the Stock Purchase Agreement or would have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise), prospects, operations or results of operations of the Purchaser and its subsidiaries taken as a whole or the Company and its subsidiaries taken as a whole; (v) at any time on or after the date of the Sainsbury Agreement and at or before the time of payment for the Class AL Shares thereunder, none of the Tender Offer Conditions shall have occurred; (vi) each of the persons appointed by JS Mass as a director of the Company shall have delivered to the Purchaser a written resignation from such position; and (vii) the purchase of all of the Class AC Shares pursuant to the Stock Purchase Agreement shall be consummated simultaneously with the purchase of the Class AL Shares pursuant to the Sainsbury Agreement; and (viii) the purchase of any Shares tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer shall be consummated simultaneously with the purchase of the Class AL Shares pursuant to the Sainsbury Agreement. The obligation of JS Mass to sell the Class AL Shares pursuant to the Sainsbury Agreement is also subject to the satisfaction or waiver of a number of conditions including: (i) the representations and warranties of the Purchaser contained in the Sainsbury Agreement being true and correct in all respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date; (ii) all of the agreements of the Purchaser to be performed and all of the covenants of the Purchaser to be complied with pursuant to the Sainsbury Agreement prior to the Closing Date shall have been duly performed or complied with, as applicable; (iii) no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the Offer, the purchase of the Class AL Shares or any of the other transactions contemplated by the Sainsbury Agreement; (iv) the purchase of the Shares pursuant to the Offer shall be consummated simultaneously with the purchase of the Class AL Shares pursuant to the Sainsbury Agreement; and (v) the purchase of the Class AC Shares pursuant to the Stock Purchase Agreement shall be consummated simultaneously with the purchase of the Class AL Shares pursuant to the Sainsbury Agreement.

     Agreement to Use Best Efforts. Pursuant to the Sainsbury Agreement and subject to the terms and conditions thereof, each of Sainsbury, JS Mass and the Purchaser shall, with respect to matters within their respective control, cooperate and use their respective best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all reasonable things necessary and proper under applicable law to consummate the transactions contemplated by the Sainsbury Agreement as promptly as practicable, (ii) obtain from any governmental authority, regulatory organization or other instrumentality or agency or any other third party any licenses, permits, consents, waivers, approvals, authorizations, qualifications, or orders required to be obtained or made by Sainsbury, JS Mass or the Purchaser or any of their subsidiaries in connection with the authorization, execution and delivery of the Sainsbury Agreement and the consummation of the transactions contemplated therein, and (iii) as promptly as practicable, make, or cause to be made, all filings necessary, proper or advisable with respect to the Sainsbury Agreement and the transactions contemplated therein under any applicable laws or regulations. In addition, the Sainsbury Agreement provides that Sainsbury, JS Mass and the Purchaser shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. Sainsbury, JS Mass and the Purchaser shall use their respective best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law in connection with the transactions contemplated by the Sainsbury Agreement. Notwith-standing anything to the contrary in this paragraph, none of Sainsbury, JS Mass, the Purchaser or the Company or any of their respective subsidiaries shall be required to sell or otherwise dispose of, or hold separate (through the establishment of a trust or otherwise) particular assets or categories of assets, or business of the Purchaser, Sainsbury, JS Mass, the Company or any of their affiliates or withdraw from doing business in a particular jurisdiction or take any other action that, in the aggregate, in the sole judgment of the Purchaser, would reasonably be expected to substantially impair or substantially reduce the Purchaser's ability to control, direct or manage on a day-to-day basis the business or affairs of the Company or to substantially impair or reduce the overall benefits expected, as of the date hereof, to be realized by the Purchaser from the consummation of the transactions contemplated by the Sainsbury Agreement or would have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise), prospects, operations or results of operations of the Purchaser and its subsidiaries taken as a whole or the Company and its subsidiaries taken as a whole.

     Representations and Warranties. In the Sainsbury Agreement, Sainsbury and JS Mass have made customary representations and warranties to the Purchaser with respect to, among other things, their organization, corporate authority, ownership of the Class AL Shares and required consents and approvals.

     Termination. If any precondition to the completion of the transactions contemplated by the Sainsbury Agreement is not fulfilled on or prior to December 31, 1998, then any party may terminate the Sainsbury Agreement. In addition, the Sainsbury Agreement shall terminate if the Stock Purchase Agreement or the Offer shall be terminated pursuant to their respective terms prior to the purchase of any Class AL Shares pursuant to the Sainsbury Agreement.

     Other Agreements. Without the consent of Sainsbury and JS Mass, the Purchaser shall not (a) reduce the number of Shares to be purchased pursuant to the Offer, (b) reduce the Offer Price, (c) modify or add to the Tender Offer Conditions in a manner that is materially adverse to the holders of the Shares or (d) change the form of consideration payable in the Offer. In addition, if the Purchaser purchases any Shares pursuant to the Offer, it will waive all unsatisfied conditions to the Purchaser's obligations to purchase the Class AL Shares under the Sainsbury Agreement and will purchase the Class AL Shares and if the Purchaser purchases the Class AL Shares pursuant to the Sainsbury Agreement, it will waive all unsatisfied Tender Offer Conditions and will purchase any Shares validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer.

     CONFIDENTIALITY AGREEMENT. The following is a summary of the Confidentiality Agreement dated as of February 2, 1998 between the Purchaser and 1224 (the "Confidentiality Agreement"). The summary is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit 3 hereto and which is incorporated herein by reference.

     Under the Confidentiality Agreement, the Purchaser agreed to use information furnished by 1224 and the Company that is not otherwise generally available to the public (other than as a result of disclosure by the Purchaser or its representatives) (the "Received Material") exclusively for the purpose of evaluating an acquisition by the Purchaser from 1224 of the Class AC Shares. In addition, the Purchaser agreed not to disclose any of the Received Materials other than under certain circumstances.

     EXCLUSIVITY AGREEMENT. The following is a summary of the Letter Agreement dated April 27, 1998, between the Purchaser and 1224 regarding exclusivity (the "Exclusivity Agreement"). The summary is qualified in its entirety by reference to the full text of the Exclusivity Agreement, a copy of which is filed as
Exhibit 4 hereto and which is incorporated herein by reference.

     Under the Exclusivity Agreement, 1224 agreed that from the date of the Exclusivity Agreement until May 31, 1998, neither it nor any of its agents would, directly or indirectly, take any action to enter into, solicit or otherwise encourage (i) any proposal to acquire any of the Class AC Shares, a substantial amount of the assets of the Company or more than 10% of any class of equity securities, (ii) any tender or exchange offer, or (iii) any merger, consolidation or similar transaction. However, pursuant to the Exclusivity Agreement, 1224 could, in response to an unsolicited acquisition proposal from J Sainsbury (USA) Holdings Inc. or any affiliate thereof (collectively the "Sainsbury Group"), (i) enter into negotiations with the Sainsbury Group if

1224 determined that the unsolicited proposal from the Sainsbury Group was superior to the proposal of the Purchaser and that failing to consider the proposal from the Sainsbury Group would be a breach of fiduciary duty by the Board of Directors of 1224 and (ii) after notice to the Purchaser, enter into an acquisition agreement with the Sainsbury Group if 1224 and the Purchaser are unable to enter into a stock purchase agreement meeting certain requirements.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) BACKGROUND AND RECOMMENDATION.

     The following summary of the background to the Offer is based on the summary of events described in the Purchaser's Offer to Purchase and the
Schedule 14D-9 filed by 1224. Although the Company does not have direct knowledge of each of the events described below, it has attempted to confirm the description of each of the events and has no reason to believe such descriptions are materially inaccurate.

     Following the death of Israel Cohen on November 22, 1995 and the organization of 1224 shortly thereafter, the officers of 1224 began discussions regarding procedures for ascertaining and achieving the best interests of the Company and the holders of the Shares and the Class AC Shares. On January 31, 1996, 1224 engaged PaineWebber Incorporated ("PaineWebber") as its financial advisor to conduct an initial investment advisory study and make recommendations regarding strategic and financial alternatives available to 1224 and the Company. After reviewing PaineWebber's report and recommendations, the directors of 1224 informed the Board of Directors of the Company that 1224 was contemplating a sale of the Class AC Shares.

     At a meeting held on February 15, 1996, the Company's Board of Directors unanimously established a Strategic Planning Committee (the "Special Committee") comprised of directors who had been elected by 1224 but who were not officers or directors of 1224 and were not employees of the Company (Peter F. O'Malley, Esq., Constance M. Unseld and Raymond A. Mason) to review the effect upon the Company and the holders of the Shares of a third party acquisition of the stock or assets of the Company. The Company's Board of Directors authorized the Special Committee to retain professional advisors who would be responsible to the Special Committee but whose compensation would be paid by the Company. The Board of Directors also unanimously approved the payment by the Company of the initial compensation due from 1224 to PaineWebber and the legal fees incurred by 1224 in the course of its organization and its acquisition of the Class AC Shares. The Special Committee retained Wasserstein on an exclusive basis as its financial and strategic advisor and to provide certain financial advisory and investment banking services.

     On April 18, 1996, 1224 engaged PaineWebber to act as exclusive financial advisor to 1224 in connection with any proposed sale by 1224 of all of the Class AC Shares and to advise and assist 1224 in identifying potential purchasers. In April, May and early June, 1996, 1224 and Sainsbury discussed a purchase by Sainsbury of the Class AC Shares and the Shares. On June 6, 1996, Sainsbury advised 1224 that it wished to delay further discussions. On August 6, 1996, Sainsbury purchased 2,000,000 Shares from the Israel Cohen Estate at a price of $31.00 per share, plus a "price protection" clause under which the Estate would receive any price increment if Sainsbury were to acquire the Class AC Shares within the next four years.

     On March 5, 1997, 1224 decided to revive active consideration of its options regarding the Class AC Shares. On March 10, 1997, a representative of PaineWebber contacted the Purchaser to inquire whether the Purchaser would be interested in acquiring the Class AC Shares and the Shares and was informed that the Purchaser would be interested in an acquisition of all of the capital stock in the Company. On May 3, 1997, Alvin Dobbin, then the Executive Vice President of the Company and the Vice President and Treasurer of 1224, Cees H. van der Hoeven, the President and Chief Executive Officer of the Purchaser, and Robert
G. Tobin, then Chief Executive Officer of The Stop & Shop Companies, Inc., a subsidiary of the Purchaser, met while attending an industry conference and discussed the interest of the Purchaser in an acquisition of the Company. Subsequently, Mr. Tobin and Pete L. Manos, the Chairman of the Board, President and Chief Executive Officer of the Company and the Chairman of the Board and President of 1224, had occasional telephone conversations regarding such possible acquisition.

     On October 10, 1997, Mr. Tobin and Mr. Manos met and each expressed interest in considering a transaction at some point in the future. On October 29, 1997, Mr. Manos telephoned Mr. Tobin to inform him that 1224 was prepared to enter into active negotiations with the Purchaser. As a result, a meeting was arranged in November among Mr. van der Hoeven, Mr. Tobin, Robert Zwartendijk, an Executive Vice President of the Purchaser and the Chief Executive Officer of Ahold U.S.A., Inc., and Mr. Manos to discuss a possible acquisition by the Purchaser. At such meeting, Mr. van der Hoeven expressed the Purchaser's continued interest in such an acquisition but only if it included the acquisition of the Class AL Shares owned by Sainsbury and requested that 1224 inquire whether Sainsbury would be willing to sell the Class AL Shares to the Purchaser. At a meeting on December 4, 1997, 1224 advised Sainsbury of its discussions with the Purchaser, and Sainsbury stated that it would not sell its Class AL Shares and that it was interested in reviving earlier discussions concerning a purchase by it of the Class AC Shares and the Shares by May or June of 1998.

     During December 1997 and January 1998, representatives of the Purchaser and 1224 had telephone conversations regarding possible acquisition structures. On January 19, 1998, while attending another industry conference, Mr. van der Hoeven, Mr. Zwartendijk and Mr. Tobin met with Mr. Manos to discuss further a possible acquisition transaction. As a result of this meeting and subsequent telephone conversations among representatives of 1224 and the Purchaser, a meeting was held on January 28, 1998, among Paul J. Butzelaar, the Senior Vice President and General Counsel of the Purchaser, David W. Rutstein, the Senior Vice President -- General Counsel of the Company and a Vice President of 1224, representatives of PaineWebber and legal advisors to the Purchaser, 1224 and the Special Committee. At this meeting the legal structure of, the documentation required for and other aspects of a possible transaction were discussed. Mr. Butzelaar stated that any acquisition by the Purchaser of the Class AC Shares from 1224 would be conditioned upon the Purchaser's acquisition of the Class AL Shares. Subsequent to such meeting, Messrs. Butzelaar and Rutstein had several conversations further addressing the issues raised at the January 28 meeting.

     On February 2, 1998, a confidentiality agreement was entered into by the Purchaser and 1224. Subsequent thereto, representatives of the Purchaser conducted due diligence with respect to certain matters. In addition, during February further meetings were held among Mr. Butzelaar, Mr. Rutstein, the legal advisors to the Purchasers and the financial and legal advisors to 1224 and the Special Committee at which the structure of the transaction and other issues were discussed. On March 26, a meeting was held among the representatives of the Purchaser, 1224 and the Special Committee to discuss draft documentation that had previously been distributed by the Purchaser's legal advisors.

     Subsequent to such meeting, representatives of PaineWebber, Wasserstein and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), the financial advisor to the Purchaser, had several conversations regarding the transaction. At a meeting on March 31, 1998, representatives of Merrill Lynch indicated to representatives of PaineWebber and Wasserstein that the Purchaser would be willing to offer $41.25 for the Class AC Shares and the Shares, subject to the condition that the Purchaser is able to acquire the Class AL Shares from Sainsbury. The representatives of PaineWebber and Wasserstein stated that they believed their clients would not accept such an offer. On April 7, 1998, representatives of Merrill Lynch met with representatives of PaineWebber and Wasserstein, at which meeting PaineWebber and Wasserstein made a presentation regarding the Company's financial results, stock trading history, northern division and cost savings initiatives. On April 15, 1998, meetings were held between representatives of Sainsbury and Mr. O'Malley, the Chairman of the Special Committee, and later that day between representatives of 1224 and Sainsbury at which Sainsbury advised that although it was content to maintain its current investment in the Company, it was unwilling, based on the current market price of approximately $38.00 for the Shares, to purchase the Class AC Shares or any additional Shares.

     On April 27, 1998, the Purchaser and 1224 executed an exclusivity agreement pursuant to which 1224 agreed from the date of such agreement until May 31, 1998, not to solicit or encourage any proposal to acquire the Class AC Shares, any tender or exchange offer for the Company's common shares, or any merger or similar transaction involving the Company, except as otherwise specifically permitted thereby. Subsequently on such date, at a meeting among the financial advisors to the Purchaser, 1224 and the Special Committee, representatives of Merrill Lynch indicated that the Purchaser would be willing to increase the price it would pay for the Class AC Shares and the Shares to $41.75 per share. The financial advisors to 1224 and the Special Committee responded that such price was less than what 1224 and the Special Committee were willing to accept. On April 28, 1998, Mr. Zwartendijk proposed in a telephone call to Mr. Manos an increased offer price of $42.00 per share.

     On April 29, 1998, Messrs. Butzelaar and Rutstein, the legal advisors to the Purchaser, 1224 and the Special Committee and a representative of Merrill Lynch met to continue negotiation of the draft agreements. During a portion of such meeting, Mr. Manos and Mr. Zwartendijk participated by conference telephone. After some discussion between the parties, Mr. Zwartendijk and Mr. Manos agreed to a price of $43.50 per share for the Class AC Shares and the Class A Shares but conditioned upon the Purchaser's acquisition of the Class AL Shares from Sainsbury and the approval by the Executive and Supervisory Boards of the Purchaser, the Board of Directors of 1224 and the Special Committee. It was agreed that Mr. van der Hoeven and Mr. Manos should separately call Lord Sainsbury, the Chairman of Sainsbury, to arrange separate meetings with him to discuss an acquisition by the Purchaser of Sainsbury's interest in the Company. Subsequently, Mr. van der Hoeven and Mr. Manos separately called Lord Sainsbury and arranged separate meetings with him in London on May 5, 1998.

     On May 4, 1998, Mr. van der Hoeven met with Mr. Manos and Mr. Rutstein at an industry conference to discuss the upcoming meetings with Lord Sainsbury. At their May 5 meetings with Lord Sainsbury and David Bremner, Deputy Group Chief Executive of Sainsbury, Mr. van der Hoeven and Mr. Manos were each informed by Lord Sainsbury and Mr. Bremner that Sainsbury was not interested in selling its interest in the Company to the Purchaser at such time. After such meetings, Mr. van der Hoeven, Mr. Manos and Mr. Rutstein met and Mr. Manos asked Mr. van der Hoeven whether the Purchaser would be willing to drop its condition that it acquire the Class AL Shares. Mr. van der Hoeven indicated that he could not respond to such request without further discussions with the Purchaser's Executive Board and Supervisory Board.

     On May 12, Mr. Zwartendijk called Mr. Manos to inform him that the Supervisory Board of the Purchaser had authorized the Purchaser to proceed with an acquisition of the Class AC Shares and the Shares not conditioned upon its acquisition of the Class AL Shares from Sainsbury subject to approval of the final terms by the Executive Board of the Purchaser. In such call, Mr. Zwartendijk further informed Mr. Manos that the Purchaser was unwilling to pay the $43.50 per share price it would have been willing to pay if Sainsbury had agreed to participate in the transaction. In addition, Mr. Zwartendijk stated that the tender offer would need to be subject to a 70% minimum tender condition. Mr. Zwartendijk further informed Mr. Manos that if an agreement were reached between the parties it would have to be approved by the Executive Board of the Purchaser at a meeting scheduled to be held on Monday, May 18, 1998. Mr. Manos indicated that he would have to discuss Mr. Zwartendijk's proposal with the rest of the directors of 1224 and with the Special Committee.

     On May 13, 1998, Mr. Zwartendijk proposed to Mr. Manos a price of $43.00 per share and a 65% minimum tender condition, subject to approval, in the case of the Purchaser, by its Executive Board, and in the case of 1224, by its Board of Directors, as well as the Special Committee. On May 14, 1998, Mr. Manos phoned Mr. Zwartendijk and indicated that the $43.00 per share price would be acceptable if the Purchaser would agree that, if it were to acquire the Class AL Shares during the pendency of the tender offer, the price to be paid for the Class AC Shares and the Shares in the tender offer would be increased to $43.50. On Friday, May 15, Mr. Butzelaar informed Mr. Rutstein by telephone that Mr. Manos' proposal would be acceptable to the Purchaser.

     During the period from May 13 through May 18, 1998, the parties and their financial and legal advisors continued to negotiate the terms of the proposed stock purchase agreement.

     On May 18, 1998, the Board of Directors of 1224 reviewed the terms of the proposed Stock Purchase Agreement. PaineWebber made a presentation to the Board of Directors of 1224 and delivered its opinion that, as of that date and based upon its review and analysis and subject to the assumptions and qualification set forth therein, the $43.00 per share cash consideration to be received by 1224 for the Class AC Shares is fair to

1224 from a financial point of view. Upon consideration and discussion of such presentation and opinion and other information provided to it, the Board of Directors of 1224 (who are also the holders of all the outstanding voting shares of 1224) unanimously determined that the Purchaser's offer is fair to and in the best interests of 1224 and the holders of the Shares and approved the proposed Stock Purchase Agreement.

     On May 18, 1998, the Special Committee met to review the effect upon the Company and the holders of the Shares of the proposed Stock Purchase Agreement. Wasserstein made a presentation to the Special Committee and delivered its written opinion dated May 18, 1998 (which opinion was delivered prior to the increase in the Offer Price from $43.00 to $43.50 per Share), that, as of that date and based upon its review and analysis and subject to the assumptions and qualifications contained therein, the $43.00 per share cash consideration to be received by the holders of the Shares pursuant to the Offer, is fair to such stockholders from a financial point of view. Upon consideration and discussion of such presentation and opinion and other information provided to it, the Special Committee unanimously determined that the Offer is fair to and in the best interests of the Company and the holders of the Shares and recommended to the Board of Directors of the Company that it recommend acceptance of the Offer by the holders of the Shares. 1224 advised the Purchaser of the action taken by the Special Committee. On the morning of May 19, the Purchaser and 1224 executed and delivered the Stock Purchase Agreement.

     The Company has been advised by the Purchaser that subsequently, on May 19, 1998, Mr. van der Hoeven informed Lord Sainsbury by telephone that the Purchaser would announce its agreement to acquire the Class AC Shares and Offer later that day even if Sainsbury did not expect to participate in the Offer or otherwise sell its interest in the Company to the Purchaser. In response, Lord Sainsbury informed Mr. van der Hoeven that Sainsbury would be willing to tender its Shares into the Offer at the proposed price of $43.50 per Share, if the Purchaser would agree to pay $100 million for the Class AL Shares held by Sainsbury. Mr. van der Hoeven said that he would need to consult with the other members of the Executive Board of the Purchaser and its advisors. After discussing Sainsbury's proposal regarding the purchase price for the Class AL Shares with other members of the Executive Board and the Purchaser's financial and legal advisors, Mr. van der Hoeven called Lord Sainsbury and accepted the proposal, subject to documentation. As a result of Sainsbury's agreement to participate in the transaction, the Purchaser increased the price to be paid for the Class AC Shares pursuant to the Offer to $43.50 per Share and agreed to waive the 65% minimum tender condition.

     The Board of Directors of the Company (the "Board") met on May 28 and 29, 1998 to consider the Offer. The Board reviewed the terms of the Offer and the provisions of the Stock Purchase Agreement and received and considered the report of the Special Committee, in which the Special Committee expressed its determination that the Offer is fair to and in the best interests of the Company and the holders of the Shares and recommended that the Board recommend acceptance of the Offer by the holders of the Shares. The Special Committee reported that, in reaching such determination and making such recommendation, it had the benefit of the financial advice of Wasserstein, including Wasserstein's written opinion and confirmation letter, as described below. By unanimous vote of all the directors, the Board determined that the Offer is in the best interests of the Company and the holders of the Shares and recommended that the holders of the Shares accept the Offer and tender their Shares to the Purchaser pursuant to the Offer. A letter to stockholders of the Company communicating the recommendation of the Board is filed herewith as Exhibit 5 and is incorporated herein by reference.

     (b) REASONS FOR RECOMMENDATION. In reaching their conclusion with respect to the Offer, the members of the Board considered a number of factors, including the following:

          (i) The Board considered (1) the determination made by the Special Committee at its meeting on May 18, 1998 that the Offer is fair to and in the best interests of the Company and the holders of the Shares, (2) the recommendation of the Special Committee made to the Board at its meeting on May 28, 1998 that the Board recommend acceptance of the Offer by the holders of the Shares, and (3) that the Special Committee, in reaching such determination and making such recommendation, had the benefit of the financial advice of Wasserstein, including Wasserstein's written opinion, dated May 18, 1998, that as of that date and based upon the review and subject to the assumptions and limitations set forth therein, the consideration to be received by the holders of the Shares pursuant to the Offer is fair, from a financial point of view, to such holders, which opinion was confirmed by letter dated May 28, 1998 addressed to the Special Committee. Copies of the written opinion dated May 18, 1998 of Wasserstein, which sets forth the assumptions made, factors considered and scope of the review undertaken by Wasserstein, and the confirmation of such opinion dated May 28, 1998, are attached hereto as Annex B and Annex C, respectively. Holders of Shares are urged to read the full text of such opinion and confirmation.

          (ii) The Board considered that the per Share market price for the Shares immediately prior to the Offer reflected to a significant degree an anticipated takeover of the Company and that the cash offer price of $43.50 per Share provided for in the Stock Purchase Agreement represented a premium of approximately 15% over $37.69, the reported closing price of Shares on the American Stock Exchange on May 18, 1998, the last trading day prior to the public announcement of the Stock Purchase Agreement and the Offer, and represents a significant premium over the historical trading prices for the Shares.

          (iii) The Board considered its familiarity with the Company's business, prospects, financial condition, results of operations and current business strategy, the nature of the Company's industry position, and the Board's belief that the Company is facing increasing competition in both its primary and expansion territories which makes it advisable that the Company become part of and share the cost savings and efficiencies available to a larger organization such as the Purchaser.

          (iv) The Board considered the Purchaser's business reputation, its relationship with its existing United States subsidiaries and its good relationship with their management and employees, and its ability to finance the acquisition.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     1224 has advised the Company that, on January 31, 1996, 1224 engaged PaineWebber to act as its financial advisor in evaluating potential strategic and financial alternatives available to 1224 and the Company concerning the Class AC Shares and the Shares. In consideration for such services, 1224 agreed to pay PaineWebber a fee of $50,000 and to reimburse PaineWebber for its reasonable out-of-pocket costs not exceeding $5,000. Pursuant to a resolution of the Company's Board dated July 11, 1996, the Company paid 1224 $55,000 in reimbursement for payments made by 1224 to PaineWebber.

     1224 has advised the Company that, on April 18, 1996, 1224 engaged PaineWebber to act as exclusive financial advisor to 1224 in connection with any proposed sale by 1224 of all of the Class AC Shares, including to advise and assist 1224 in identifying potential purchasers. In consideration for such services, 1224 agreed to pay PaineWebber a fee of $250,000 for any fairness opinion requested by 1224 and rendered by PaineWebber (the "Opinion Fee"), and, if during the course of such engagement or within 18 months thereafter the Company or 1224 entered into a definitive agreement resulting in a sale transaction involving a purchaser as to which PaineWebber advised 1224, a transaction fee of 0.25% of the aggregate purchase price for all the shares of the Company's common stock acquired at the closing of such transaction (the "Transaction Fee"). The parties agreed that any Opinion Fee paid to PaineWebber would be deducted from any Transaction Fee to which PaineWebber is entitled. 1224 further agreed to reimburse PaineWebber for its reasonable out-of-pocket expenses not exceeding $25,000. If all of the shares of the Company's common stock are acquired at the closing of the transactions described in this Statement, PaineWebber will be entitled to a fee (less amounts previously paid and to be credited against such fee) of approximately $6.8 million. On May 29, 1998, the Company's Board, based on the recommendation of the Special Committee, voted to cause the Company to assume the obligations of 1224 under its agreement with PaineWebber.

     On February 15, 1996, the Special Committee and the Company retained Wasserstein on an exclusive basis as financial and strategic advisor and to provide certain financial advisory and investment banking services. The engagement letter provided that Wasserstein would receive a retainer fee of $75,000 for its initial services and that any further compensation would be contingent on there being a transaction involving the sale of the Company or its stock but would not be less than the compensation payable to PaineWebber in the event of such transaction. The engagement letter also provided that the fee payable by the Company to Wasserstein would be equal to 0.25% of the aggregate purchase price for all the shares of the Company's common stock acquired pursuant to a transaction involving a sale of the Company. If all of the shares of the Company's common stock are acquired at the closing of the transactions described in this Statement, Wasserstein will be entitled to a fee (less amounts previously paid and to be credited against such fee) of approximately $6.8 million.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to holders of the Shares, except that officers or employees of the Company may contact stockholders personally or by telephone on behalf of the Company.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as set forth in this Statement, no transactions in Shares have been effected within the past 60 days by the Company or, to the best knowledge of the Company, by any executive officer, director, subsidiary or affiliate of the Company.

     On May 20, 1998, Alvin Dobbin, a director of the Company, exercised options to purchase 55,500 Shares at an average exercise price per Share of $34.35 and sold all such Shares at a price per Share of $42.75. Effective February 28, 1998, Mr. Dobbin retired from his positions as an executive officer of the Company. He was required to exercise his options to purchase Shares, if at all, within 90 days after retirement.

     On May 27, 1998, J Sainsbury (USA) Holdings Inc., a wholly-owned subsidiary of Sainsbury and the then record holder of all the Class AL Shares and the Shares beneficially owned by Sainsbury, merged with and into JS Mass. Securities Corp., another wholly-owned subsidiary of Sainsbury, as a result of which JS Mass. Securities Corp. became the owner of all the assets of J Sainsbury (USA) Holdings Inc., including the Class AL Shares and such Shares.

     (b) To the best knowledge of the Company, each of the Company's executive officers, directors, subsidiaries and affiliates presently intends to tender all of the Shares which are held of record or beneficially owned by such person pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary capacity and is subject to the instructions of some third party in respect of the Offer, as to which Shares, to the best of the Company's knowledge, no determination has been made.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Statement, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company. In its Offer to Purchase, the Purchaser states: "Upon the acquisition . . . of the Class AC Shares from [1224] and the Class AL Shares from Sainsbury, the Purchaser would own 100% of the outstanding capital stock of the Company entitled to vote. As a result, the Purchaser will be able to cause the merger of a subsidiary of the Purchaser with and into the Company. Any remaining holders of the Shares will not be entitled to vote on such a merger. The Purchaser anticipates that it will take all necessary and appropriate action to cause such a merger to become effective as soon as reasonably practicable after its acquisition of the Class AC Shares and the Class AL Shares. At the effective time of such merger, each outstanding Share (other than those held by the Purchaser or any subsidiary thereof) will be converted into the highest price paid per Share pursuant to the Offer without interest." The Purchaser has recently proposed that it and the Company now enter into an agreement pursuant to which, among other things, the Purchaser would commit to effect a merger in which any Shares not acquired pursuant to the Offer would be acquired by the Purchaser, for the Offer Price, as promptly as practicable after consummation of the Offer and the Purchaser's acquisition of the Class AC and the Class AL Shares. However, there can be no assurance that following the consummation of the Offer and the acquisition of the Class AC and Class AL Shares that the Purchaser will seek to cause such a merger to become effective or the timing of any such merger.

     (b) Except as set forth in this Statement, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1   --   Copy of the Stock Purchase Agreement dated as of May 19,
                 1998 between Koninklijke Ahold N.V. and The 1224
                 Corporation.
Exhibit 2   --   Copy of the Stock Purchase Agreement dated as of May 27,
                 1998 among J Sainsbury plc, JS Mass. Securities Corp., and
                 Koninklijke Ahold N.V.
Exhibit 3   --   Confidentiality Agreement, as of February 2, 1998, between
                 Koninklijke Ahold N.V. and The 1224 Corporation.
Exhibit 4   --   Exclusivity Agreement, dated April 27, 1998, between
                 Koninklijke Ahold N.V. and The 1224 Corporation
Exhibit 5   --   Form of Letter to the Company's Stockholders, dated May 29,
                 1998.
Exhibit 6   --   Press release issued by the Company, dated May 29, 1998.
Exhibit 7   --   The Company's 1989 Non-Qualified Stock Option Plan.
                 Incorporated by Reference to the Company's Registration
                 Statement on Form S-8 (File No. 33-64745) filed December 5,
                 1995.
Exhibit 8   --   The Company's Non-Qualified Executive Stock Bonus Plan.
Exhibit 9   --   The Company's Split Dollar Insurance Program Summary.
Exhibit 10  --   The Company's Supplemental Retirement Plan.
Exhibit 11  --   The Company's Excess Benefit Plan.
Exhibit 12  --   Form of the Company's Change in Control and Severance
                 Agreement. Incorporated by Reference to the Company's Form
                 10-K filed May 19, 1998.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GIANT FOOD INC.

                                          By: /s/ David W. Rutstein
                                            ------------------------------------
                                            David W. Rutstein
                                            Senior Vice President and General
                                          Counsel

Dated: May 29, 1998

                                    ANNEX A
                                  -----------

                                    PART III

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

(a) Identification of Directors

                                              TITLE OF ALL POSITIONS            YEAR FIRST
NAME                              AGE         HELD WITH THE COMPANY          ELECTED DIRECTOR
----                              ---         ----------------------         ----------------
Pete L. Manos...................  61     Chairman of the Board,                    1995
                                         President, and Chief Executive
                                         Officer
Alvin Dobbin*...................  66     Executive Vice President, Chief           1996
                                         Operating Officer, and Director
Constance M. Unseld.............  50     Director                                  1993
Peter F. O'Malley...............  59     Director                                  1993
David J. Sainsbury..............  57     Director                                  1994
Harry G. Beckner................  69     Director                                  1994
Rosemary P. Thorne..............  46     Director                                  1996
Raymond A. Mason................  61     Director                                  1996
David Bremner**.................  40     Director                                  1997

---------------
 * Although Mr. Dobbin retired from his corporate positions effective February 28, 1998, he remains a Director of the Company.

** Mr. Bremner replaced Michael W. Broomfield as a Director of the Company.

     The present term of each of the above Directors will expire at the Annual Meeting of Voting Shareholders currently scheduled for September 10, 1998.

     Millard F. West, Jr. and Morton H. Wilner retired as active directors on September 6, 1990, on which date they were elected Directors Emeritus. Messrs. West and Wilner served as Board members 26 and 24 years, respectively.

(b) Identification of Executive Officers

                                                 YEAR
                                                 OFFICER    FIRST ELECTED PRESENT OFFICE
                                                 -------    ----------------------------
Pete L. Manos...........................  61     1977       1992  (President)
  Chairman of the Board, President, &                       1995  (Chief Executive Officer)
  Chief Executive Officer                                   1996  (Chairman of the Board)
Alvin Dobbin*...........................  66     1970       1996  (Executive Vice President)
  Executive Vice President and                              1996  (Chief Operating Officer)
  Chief Operating Officer
Michael W. Broomfield**.................  55     1998       1998
  Chief Operating Officer
David W. Rutstein.......................  53     1978       1981  (Sr. V.P. - General Counsel)
  Senior Vice President-General Counsel,                    1996  (Chief Admin. Officer)
  Chief Administrative Officer, and
     Secretary                                              1996  (Secretary)
Mark H. Berey...........................  46     1997       1997  (Sr. V.P. - Finance)
  Senior Vice President
     -Finance,Treasurer,                                    1997  (Treasurer)
  Chief Financial Officer                                   1997  (Chief Financial Officer)
M. Davis Herriman.......................  59     1985       1996  (Sr. V.P. - Grocery, Bakery
  Senior Vice President-Grocery, Bakery                           and Pharmacy Operations
  and Pharmacy Operations and                               1998  (Chief Merchandising
                                                                  Officer)
  and Chief Merchandising Officer

                                                 YEAR
                                                 OFFICER    FIRST ELECTED PRESENT OFFICE
                                                 -------    ----------------------------
Roger D. Olson..........................  53     1978       1988
  Senior Vice President - Labor
     Relations
  and Personnel
Robert W. Schoening.....................  51     1985       1988
  Senior Vice President - Information
  Systems
Samuel E. Thurston......................  54     1977       1988
  Senior Vice President - Distribution
John P. Mason...........................  45     1996       1998
  Senior Vice President - Perishable
  Operations

---------------

 * Mr. Dobbin retired from these positions effective February 28, 1998.

** Mr. Broomfield was elected to the position of Chief Operating Officer effective March 9, 1998.

     The present term of each of the above Executive Officers will expire at the first meeting of the Board of Directors subsequent to the Annual Meeting of Voting Shareholders currently scheduled for September 10, 1998.

(c) Identification of Certain Significant Employees

     Not applicable.

(d) Family Relationships

     Not applicable.

(e) Business Experience

     Each of the above-named executive officers of the Company has been employed by the Company for a period of time in excess of five years except for Messrs. Broomfield, Berey, and Green. Mr. Broomfield served as Managing Director of Saveacentre (a subsidiary of J Sainsbury) from 1992-1996 when he was assigned by J Sainsbury to work in the President's office at Giant where he stayed until he assumed his position as Chief Operating Officer of Giant on March 9, 1998. Mr. Berey served as President and Chief Executive Officer of Sutton Place Gourmet since June of 1989, and in 1995 became that company's Chairman of the Board. Mr. Berey stepped down from that position in July of 1996 and took personal time off before assuming his position with Giant in August 1997. Mr. Green served as the Vice President of Construction, Engineering, and Purchasing of Pathmark Stores since 1992. Messrs. Broomfield, Berey, and Green each have more than five years experience in the food-retail industry. The positions of each of the officers with the Company are set forth above in subsection (b), and the duties of each have been encompassed within the framework of their respective titles since first becoming an officer of the Company.

     The principal occupation, employment, and business experience during the past five years of each of the Directors and Directors Emeritus of the Company is set forth below:

     Pete L. Manos -- see subsection (b) above.

     Alvin Dobbin -- see subsection (b) above.

     Constance M. Unseld is the founder and operator of the Unselds' School, a state accredited, independent school in Baltimore, Maryland. She also serves as a member of the Board of Regents of the University of Maryland system.

     Peter F. O'Malley is the founder and current counsel to the law firm of O'Malley, Miles, Nylen & Gilmore of Prince George's County, Maryland. He currently serves on the Boards of Directors of Potomac Electric Power Company, Potomac Capital Investments and Legg Mason, Inc. The firm of O'Malley, Miles, Nylen & Gilmore is one of a number of firms which provides legal services to the Company.

     David J. Sainsbury is Chairman of J Sainsbury plc where he has worked since 1963. Mr. Sainsbury is a great-grandson of the founder of J Sainsbury plc.

     Harry G. Beckner was formerly President of Jewel Food Stores of Chicago, Illinois and Chief Operating Officer of the H.E. Butt (H.E.B.) grocery company of San Antonio, Texas. He serves on the Boards of Directors of H.E.B. and Shaw's Supermarkets Inc.

     Rosemary P. Thorne serves as Group Finance Director of J Sainsbury plc. Miss Thorne is a non-executive director of the Board of the Department for Education and Employment. She is also a member of the Financial Reporting Review Panel, a board member of the Prince's Youth Business Trust and an active member of the prestigious Hundred Group.

     Raymond A. Mason is the Chairman, President and Chief Executive Officer of Legg Mason, Inc. He has served as chairman of the Securities Industry Association, The National Association of Security Dealers and chairman of the Regional Firms Committee of the New York Stock Exchange.

     David Bremner is Deputy Group Chief Executive for J Sainsbury plc. He is also Chairman of Homebase (Sainsbury's chain of home improvement and garden centers) and Chairman of Shaw's Supermarkets Inc.

     Millard F. West, Jr., a Director Emeritus of the Company, is a former Vice-President of the firm of Prudential Securities, Inc. (Members New York Stock Exchange) and is a former Director of Dewey Electronics Corporation.

     Morton H. Wilner, a Director Emeritus of the Company, is General Counsel Emeritus of the Armed Forces Benefit Association and Vice Chairman of A.F.B.A. Industrial Bank. He is also a Trustee Emeritus, for life, of the University of Pennsylvania.

(f) Involvement in Certain Legal Proceedings

     No Director, Director Emeritus or Executive Officer was involved in any event during the past five years which would be responsive to this question.

(g) Promoters and Control Persons

     Not applicable.

(h) Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission ("SEC") and the American Stock Exchange initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company within prescribed time periods. Officers, directors, and greater than ten-percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended February 28, 1998, except for the report described below, all Section 16(a) filing requirements applicable to officers, directors, and greater than ten-percent beneficial owners were met on a timely basis.

     George W. Hannis, Jr. inadvertently failed to file a Form 4 with respect to his exercise of stock options upon his retirement from the Company. The error was corrected by the filing of SEC Form 5 in April 1998.

ITEM 11.  EXECUTIVE COMPENSATION

     The following tables and narrative text discuss the compensation paid in Fiscal Year 1998 and the two prior fiscal years to the Company's Chief Executive Officer and the Company's four other most highly-compensated executive officers.

                           SUMMARY COMPENSATION TABLE

                                    ANNUAL COMPENSATION(1)                           LONG TERM COMPENSATION
                                 ----------------------------               -----------------------------------------
                                                                  OTHER                           OPTIONS/              ALL OTHER
                                                                 ANNUAL              RESTRICTED      SAR                COMPENSA-
           NAME AND              FISCAL                          COMPEN-    FISCAL     STOCK      AWARDS(#)    LTIP       TION
      PRINCIPAL POSITION          YEAR     SALARY     BONUS     SATION(1)    YEAR    AWARDS(3)       (4)      PAYOUTS    (5)(6)
      ------------------         ------   --------   --------   ---------   ------   ----------   ---------   -------   ---------
Pete L. Manos..................   1998    $579,519   $150,000    $5,772      1998      $9,027       32,500       0       $31,065
  Chairman of the Board,
  President                       1997    $520,673   $260,000    $6,002      1997      $9,388            0*      0       $36,320
  and CEO                         1996    $327,028   $260,000    $6,134      1996      $9,596      102,500       0       $24,318
Alvin Dobbin...................   1998    $336,985   $ 93,600    $5,772      1998      $9,027       17,500       0       $18,397
  Exec. V.P & COO                 1997    $290,141   $160,000    $6,002      1997      $9,388       14,500       0       $25,415
                                  1996    $254,431   $150,378    $6,134      1996      $9,596        9,500       0       $23,085
David W. Rutstein..............   1998    $291,571   $ 96,825    $5,772      1998      $9,027       17,500       0       $16,725
  Sr. V.P Gen. Counsel, CAO       1997    $264,654   $160,000    $6,002      1997      $9,388        9,500       0       $20,273
  & Secretary                     1996    $252,720   $149,363    $6,134      1996      $9,596        9,500       0       $18,855
M. Davis Herriman..............   1998    $252,739   $ 82,200    $5,772      1998      $9,027        9,500       0       $17,473
  Sr. V.P. Grocery, Bakery &
  Pharmacy                        1997    $217,657   $120,000    $6,002      1997      $9,388       12,500       0       $16,041
  Operations and Chief
  Merchandising                   1996    $189,375   $118,807    $6,134      1996      $9,596        7,500       0       $14,170
  Officer
Robert W. Schoening............   1998    $264,291   $ 57,728    $5,772      1998      $9,027       17,500       0       $15,168
  Sr. V.P Information Systems     1997    $187,488   $ 98,681    $6,002      1997      $9,388        9,500       0       $15,130
                                  1996    $179,006   $ 98,681    $6,134      1996      $9,596        9,500       0       $14,390

---------------
(1) Aggregate value of perquisites does not exceed the lesser of $50,000 or 10% of the total amount of annual salary and bonus. Includes cash payments for income taxes to each named officer on the value of the restricted shares and the tax payment itself pursuant to the Non-Qualified Executive Stock Bonus Plan II.

(3) Under this plan, the aggregate stock holdings of this group were 17,340.60 shares and the share value was $36.312 as of February 28, 1998. Dividends are paid on the stock held under this plan.

    Under this plan, the Company makes an annual contribution not exceeding the greater of (i) $1,000,000 or (ii) six-tenths of one percent (0.60%) of the pre-tax earnings of the Company. The Company's cash contributions are used to purchase shares of Class A non-voting common stock.

    Distributions of those shares will be made to those participants who meet any of the following conditions: (1) ten years' participation in the Plan;
    (2) retirement after attainment of age 62; (3) abolition of the participant's job; (4) total and complete disability or (5) death.

(4) All options granted to participants pursuant to these stock option plans are issued at 100% of fair market value on the date issued and may be exercised, on a graduated basis, after the later of one year from the date of grant or two years' continued employment. All options terminate 10 years from their date of issuance.

*   Incorrectly reported as 2,500 in the 1997 10K.

    The Company receives no cash consideration for granting options. In order to acquire shares, the optionee must pay the full purchase price of the shares being exercised, plus appropriate withholding taxes. Optionees are not permitted to receive cash for any excess of market value over option price.

(5) Includes Company matching contributions under Company's Qualified Tax-Deferred Savings Plan ("Qualified Plan") and the Company's Non-Qualified Excess Benefits Savings Plan ("Non-Qualified Plan").

Participants in the Qualified Plan and Non-Qualified Plan are permitted to contribute portions of their compensation, subject to legal limitations for the Qualified Plan and without legal limitations for the Non-Qualified Plan, for which the Company contributes an amount in cash equal to the participant's initial 3% pre-tax contribution. In addition, the Company provides supplemental contributions (in the form of Giant Food

Inc. Class A common stock for the Qualified Plan) and the Non-Qualified Plan to match participants' contributions (partially or totally) in excess of 3% of salary up to 6% of salary. Such Company contributions are limited to .4% of its pre-tax earnings.

In Fiscal Year 1998 the Company made matching contributions under the Qualified Plan as follows: Mr. Manos $6,000, Mr. Dobbin $6,000, Mr. Rutstein $6,000, Mr. Herriman $6,000, and Mr. Schoening $6,000. In Fiscal Year 1998 the Company made matching contributions under the Non-Qualified Plan as follows: Mr. Manos $25,065.65, Mr. Dobbin $12,396.93, Mr. Rutstein $10,724.81, Mr. Herriman
$7,797.68, and Mr. Schoening $7,469.67.

(6) Includes premium payments under the Company's Split Dollar Insurance Program in which participants are provided with permanent life insurance owned by the Company. The Company pays for premiums and will recover amounts equal to its investment in the insurance policies at the deaths of the participants.

    During Fiscal Year 1998 the Company made insurance premium payments as follows: Mr. Herriman $3,675 and Mr. Schoening $1,698.

                     OPTION GRANTS IN LAST FISCAL YEAR (1)

                             INDIVIDUAL GRANTS                                 POTENTIAL REALIZABLE VALUE OF
                         -------------------------                             ASSUMED RATES OF STOCK PRICE
                          NUMBER OF     % OF TOTAL                             APPRECIATION FOR OPTION TERM
                          SECURITIES     OPTIONS     EXERCISE                           (10 YEARS)
                          UNDERLYING    GRANTED TO   OF BASE                 ---------------------------------
                         OPTIONS/SARS   EMPLOYEES     PRICE     EXPIRATION     0%          5%          10%
         NAME             GRANTED(2)     IN FY 98     ($/SH)       DATE      GAIN(3)   GAIN(4)(5)   GAIN(4)(5)
         ----            ------------   ----------   --------   ----------   -------   ----------   ----------
Pete L. Manos..........      2,500                    $32.88     03/03/07      $0       $ 51,695    $  131,006
                            30,000                    $33.56     06/09/07       0        633,171     1,604,580
                            ------                                             --       --------    ----------
                            32,500         4.31%                               $0       $684,866    $1,735,586
                            ======                                             ==       ========    ==========
Alvin Dobbin...........      2,500                    $32.88     03/03/07      $0       $ 51,695    $  131,006
                            15,000                    $33.56     06/09/07       0        316,586       802,290
                            ------                                             --       --------    ----------
                            17,500         2.32%                               $0       $368,281    $  933,296
                            ======                                             ==       ========    ==========
David W. Rutstein......      2,500                    $32.88     03/03/07      $0       $ 51,695    $  131,006
                            15,000                    $33.56     06/09/07       0        316,586       802,290
                            ------                                             --       --------    ----------
                            17,500         2.32%                               $0       $368,281    $  933,296
                            ======                                             ==       ========    ==========
M. Davis Herriman......      2,500                    $32.88     03/03/07      $0       $ 51,695    $  131,006
                             7,000                    $33.56     06/09/07       0        147,740       374,402
                            ------                                             --       --------    ----------
                             9,500         1.26%                               $0       $199,435    $  505,408
                            ======                                             ==       ========    ==========
Robert W. Schoening....      2,500                    $32.88     03/03/07      $0       $ 51,695    $  131,006
                            15,000                    $33.56     06/09/07       0        316,586       802,290
                            ------                                             --       --------    ----------
                            17,500         2.32%                               $0       $368,281    $  933,296
                            ======                                             ==       ========    ==========

---------------
(1) No SARs were awarded in the 1998 Fiscal Year.

(2) Options granted under the 1989 Non-Qualified Stock Option Plan have a term of up to ten years as determined by the Stock Option Plan Committee ("Committee"). Options become exercisable after the later of one year from date of grant or the completion of two years of continued employment. After such date, optioned shares are exercisable only to the extent of one-fifth of the total number of optioned shares per year. After the fourth year, option grants are exercisable in full. The Committee may prescribe longer time periods and additional requirements with respect to the exercise of an option and may terminate unexercised options based on the performance of the employee. The Company is required to withhold income taxes from income realized by an employee on the exercise of an option. The Company will (i) reduce the amount of stock issued to reflect the necessary withholding, (ii) withhold the appropriate tax from other compensation due to the optionee, or (iii) condition transfer of any stock to the employee on the payment to the Company of the required taxes.

(3) As shown in this column, no gain to the named officers or all optionees is possible without appreciation in the price of the Company's stock, which will benefit all shareholders.

(4) The price of Class A common stock at the end of the ten-year term of the option grant at a 5% annual appreciation would be $53.56 and $54.67, and at a 10% annual appreciation would be $85.28 and $87.05. These appreciation rates are the result of calculations required by the Securities and Exchange Commission's rules, and therefore are not intended to forecast future appreciation, if any, in the stock price of the Company.

(5) The gain is calculated from the exercise price of the options listed above, $32.88 and $33.56 based on the grant date of the options. Option grants are at 100% of market value on the date of grant.

              AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR
                   AND FISCAL YEAR END OPTION SAR/VALUES (1)

                                                                SHARES       SARS      VALUE
                                                              ACQUIRED ON   EXERC'D   REALIZED
                            NAME                              EXERCISE(#)     (#)       ($)
                            ----                              -----------   -------   --------
Pete L. Manos...............................................       0           0         0
Alvin Dobbin................................................       0           0         0
David W. Rutstein...........................................       0           0         0
M. Davis Herriman...........................................       0           0         0
Robert W. Schoening.........................................       0           0         0

                                                                          VALUE OF        VALUE OF
                                        NUMBER OF        NUMBER OF       UNEXERC'D        UNEXERC'D
                                        UNEXERC'D        UNEXERC'D      IN-THE-MONEY    IN-THE-MONEY
                                       OPTIONS/SARS    OPTIONS/SARS     OPTIONS/SARS    OPTIONS/SARS
                                        AT FY-END        AT FY-END      AT FY-END($)    AT FY-END($)
                NAME                   EXERCISABLE     UNEXERCISABLE    EXERCISABLE     UNEXERCISABLE
                ----                   ------------    -------------    ------------    -------------
Pete L. Manos........................     82,500          107,500         $670,276        $529,699
Alvin Dobbin.........................     30,000           40,500         $315,157        $176,578
David W. Rutstein....................     29,000           36,500         $312,785        $195,709
M.Davis Herriman.....................     26,000           28,500         $273,355        $153,981
Robert Schoening.....................     26,500           36,500         $278,878        $195,709

---------------
(1) Value is before taxes. The dollar values are computed by determining the difference between the fair market value of the underlying common stock and the exercise price at fiscal year end.

                                 PENSION TABLE

PENSION PLAN:

     The Company maintains a tax-qualified defined benefit pension plan for approximately 2,500 salaried employees. The following table provides an example of benefits at the normal retirement age of 65 payable as a life annuity:

                                                              ESTIMATED ANNUAL BENEFITS
                                                         ------------------------------------
                                                             PENSION FROM RETIREMENT PLAN
                                                            FOR FOLLOWING NUMBER OF YEARS
                     HIGHEST FIVE                                OF CREDITED SERVICE*
                     YEAR AVERAGE                        ------------------------------------
                       EARNINGS                             10            20            30
                     ------------                        --------      --------      --------
$ 40,000...............................................  $  3,844      $  8,087      $ 12,731
  70,000...............................................     7,894        16,487        25,781
 100,000...............................................    11,944        24,887        38,831
 150,000...............................................    18,694        38,887        60,581
 200,000...............................................    25,444        52,887        82,331
 250,000...............................................    32,194        66,887       104,081
 300,000...............................................    38,944        80,887       125,801
 350,000...............................................    45,694        94,887       147,581
 400,000...............................................    52,444       108,887       169,331
 500,000...............................................    65,944       136,887       212,831
 600,000...............................................    79,444       164,887       256,331
 700,000...............................................    92,944       192,887       299,831
 800,000...............................................   106,444       220,887       343,331

---------------
* The amounts shown include benefits payable from the Supplemental Retirement Arrangements.

     A participant's annual pension payable to him/her as of his/her normal retirement date will be equal to:

          (i) .85% of "final average earnings" plus .50% of that portion of final average earnings in excess of "covered compensation" times number of years of credited service not to exceed 15, plus

          (ii) 1.05% of final average earnings plus .50% of that portion of final average earnings in excess of "covered compensation" times number of years of credited service over 15, not to exceed 15, plus

          (iii) .50% of final average earnings times years of credited service over 30.

     For purposes of determining plan benefits, earnings are the gross cash compensation provided to a participant, including overtime and bonuses.

     Early retirement benefits are payable under the Pension Plan.

     Generally, the payment of benefits will be in the form of a straight-life annuity for participants who are not married and a joint and survivor annuity for those who are married.

     The number of years of credited service of the executive officers listed in the remuneration table under the Retirement Plan, determined as of February 28, 1998 are: Mr. Manos, 27 years; Mr. Dobbin, 27 years; Mr. Rutstein, 20 years; Mr. Herriman 27 years; and Mr. Schoening 21 years.

SUPPLEMENTAL RETIREMENT ARRANGEMENTS:

     An unfunded non-qualified pension plan, the Excess Benefit Savings Plan, provides a make-up benefit for those executives who are impacted by the compensation limitations of Section 401(a)(17) of the Internal Revenue Code and by the maximum benefit limitations of Section 415 of the Internal Revenue Code. A provision of this plan also provides that certain officers are entitled to a make-up benefit equal to 60% of their earnings averaged over the five years prior to retirement, less amounts payable from the Retirement Plan

(including non-qualified pension plan benefits described above), the Profit Sharing and Thrift Plans, and from social security.

     Mr. Dobbin is the only person who qualified for the 60% provision. However, it was not applicable because his benefits payable from the pension plan, the Profit Sharing and Thrift Plan, and social security exceeded 60% of his average earnings over the five years prior to his retirement.

COMPENSATION OF DIRECTORS

     During Fiscal Year 1998, Directors and Directors Emeritus who were not employees received an annual fee of $35,000 and $10,000 respectively, and a fee of $250 for committee meetings attended.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

     Officers of the corporation have contracts that provide benefits in the event of job loss after change in control, or severance. Subject to the satisfaction of several requirements; (1) an officer who loses his/her job within two years of a change in control will receive for a period of 24 months, or (2) an officer who is terminated will receive severance for a period of one month per year of service to the Company, (but not more than 24 months nor less than 3 months and only until retirement age or said retirement benefits are paid):

          A. Base salary continued at the rate in effect on the date prior to termination;

          B. Bonus continuation based on the average bonus percentage paid during the three prior years under the Company's executive bonus plan; and

          C. Medical and life insurance coverage comparable to that provided to other officers who remain in the employ of the Company.

     If any of the events had occurred on February 28, 1998, the following individuals would have been entitled to receive the following amounts:

                                                   CHANGE IN CONTROL    SEVERANCE
                                                   -----------------    ---------
Pete L. Manos....................................      1,651,650        1,651,650
Alvin Dobbin*....................................              0                0
David W. Rutstein................................        875,800          729,833
M. Davis Herriman................................        773,800          773,800
Robert W. Schoening..............................        570,164          498,893

---------------
* Mr. Dobbin is not entitled to any payments under the Change in Control and Severance Agreement because the plan prohibits payments to anyone over the age
  65. The Company provided an informal arrangement for Mr. Dobbin pursuant to which Mr. Dobbin will continue to be paid his base pay and car allowance in effect on February 28, 1998, through December 31, 1998. These payments will total $290,000.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mrs. Unseld and Messrs. Beckner and O'Malley comprise the Company's Officers' Executive Compensation Committee. Mr. O'Malley is of counsel to the law firm of O'Malley & Miles which represents the Company with respect to certain legal matters.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a) Security Ownership of Certain Beneficial Owners (as of May 1, 1998)

     The following table sets forth information with respect to the ownership of the voting securities of the Company as of May 1, 1998.

                                                                               NATURE
                                                                  NUMBER         OF
                                                   TITLE OF       SHARES     BENEFICIAL    PERCENT
               NAME AND ADDRESS                 CLASS OF STOCK     OWNED     OWNERSHIP     OF CLASS
               ----------------                 --------------    -------    ----------    --------
The 1224 Corporation(1).......................  Common AC         125,000      Direct        100.0%
  6300 Sheriff Road
  Landover, Maryland 20785
J Sainsbury (USA) Holdings Inc................  Common AL         125,000      Direct        100.0%
  P.O. Box 3566
  Portland, Maine 04104

(b) Security Ownership of Management (as of May 1, 1998)

     The following table sets forth the number of each class of equity securities of the Company beneficially owned by each (i) director, (ii) named executive officers and (iii) Directors and Executive Officers of the Company as a group as of May 1, 1998.

                                                                         NATURE
                                                         NUMBER            OF
                                        TITLE OF         SHARES        BENEFICIAL    PERCENT
          NAME AND TITLE             CLASS OF STOCK       OWNED        OWNERSHIP     OF CLASS
          --------------             ---------------    ---------      ----------    --------
David J. Sainsbury.................  Common Stock A             0(2)   Direct and          0%
  Director                           (Non-Voting)                      Indirect
Harry Beckner......................  Common Stock A         1,000      Direct          .0017%
  Director                           (Non-Voting)
Pete L. Manos......................  Common Stock A       157,208(3)   Direct and      .2605%
  Chairman of the Board, President                                     Indirect
  CEO, and Director
Alvin Dobbin.......................  Common Stock A       147,932(4)   Direct and      .2451%
  Exec. Vice Pres., Chief Operating  (Non-Voting)                      Indirect
  Officer, Director
Constance M. Unseld................  Common Stock A         1,000      Direct          .0017%
  Director                           (Non-Voting)
Peter F. O'Malley..................  Common Stock A         2,000      Indirect        .0033%
  Director                           (Non-Voting)
Rosemary P. Thorne.................  Common Stock A             0      Direct              0%
  Director                           (Non-Voting)
Raymond A. Mason...................  Common Stock A         1,000      Direct          .0017%
  Director                           (Non-Voting)
David Bremner......................  Common Stock A             0      Direct              0%
  Director                           (Non-Voting)
Millard F. West, Jr................  Common Stock A        23,800(5)   Indirect        .0394%
  Director Emeritus                  (Non-Voting)
Morton H. Wilner...................  Common Stock A        10,000      Indirect        .0166%
  Director Emeritus                  (Non-Voting)
David W. Rutstein..................  Common Stock A       129,382(6)   Direct and      .2144%
  Sr. Vice President -- General      (Non-Voting)                      Indirect
  Counsel, Chief Administrative
  Officer, Secretary

                                                                         NATURE
                                                         NUMBER            OF
                                        TITLE OF         SHARES        BENEFICIAL    PERCENT
          NAME AND TITLE             CLASS OF STOCK       OWNED        OWNERSHIP     OF CLASS
          --------------             ---------------    ---------      ----------    --------
M. Davis Herriman..................  Common Stock A        68,950(7)   Direct and      .1143%
  Sr. Vice President -- Grocery,     (Non-Voting)                      Indirect
  Bakery and Pharmacy and Chief
  Merchandising Officer
Robert W. Schoening................  Common Stock A        55,600(8)   Direct and      .0921%
  Sr. Vice President--               (Non-Voting)                      Indirect
  Information Systems
All Directors and Officers as......  Common Stock A     1,396,528(9)   Direct and     2.3141%
  a Group (29 persons)               (Non-Voting)                      Indirect
                                     Common Stock AC      125,000(10)                100.000%
                                     (Voting)
                                     Common Stock AL      125,000(10)                100.000%
                                     (Voting)

---------------
NOTES:

 (1) Pursuant to the Will of Israel Cohen, the Class AC Voting Common Stock was transferred to The 1224 Corporation, a Delaware Corporation. The 1224 Corporation issued all of its non-voting stock to the Israel Cohen Estate and all of its 500 outstanding voting shares to four officers of the company, (Pete L. Manos, Alvin Dobbin, David W. Rutstein and Roger D. Olson) and to Mr. Cohen's sister, Lillian Cohen Solomon (100 shares each). The holders of The 1224 Corporation voting stock have the exclusive right to exercise all the voting rights in the Class AC Voting Common Stock.

 (2) Mr. Sainsbury disclaims beneficial ownership of the Common Stock of the Company beneficially owned by J Sainsbury (USA) Holdings Inc. Mr. Sainsbury is a director of J Sainsbury plc, the ultimate parent company of J Sainsbury (USA) Holdings Inc. In addition to the 125,000 Class AL voting shares listed above, J Sainsbury (USA) Holdings Inc. owns 11,779,931 Class A non-voting shares.

 (3) Includes 118,500 shares acquirable under stock option plans within sixty days. Mr. Manos disclaims beneficial ownership of the Class AC shares held by The 1224 Corporation except for 100 shares.

 (4) Includes 43,500 shares acquirable under stock option plans within sixty days. Mr. Dobbin disclaims beneficial ownership of the Class AC shares held by the 1224 Corporation except for 100 shares.

 (5) Includes 13,000 shares owned by wife for which Mr. West disclaims beneficial ownership.

 (6) Includes 41,500 shares acquirable under stock option plans within sixty days. Mr. Rutstein disclaims beneficial ownership of the Class AC shares held by the 1224 Corporation except for 100 shares.

 (7) Includes 34,900 shares acquirable under stock option plans within sixty days.

 (8) Includes 33,600 shares acquirable under stock option plans within sixty days.

 (9) Includes shares acquirable under stock option plans within sixty days.

(10) As noted in Item 12(a) above.

Changes in Control

     Not applicable.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

(a) Transactions with Management and Others

     Not applicable.

(b) Certain Business Relationships

     During the Company's most recent fiscal year, the law firm of O'Malley & Miles, to which Mr. O'Malley is of counsel, provided certain legal services to the Company.

     Mr. Mason is the Chairman, President, and CEO of Legg Mason, Inc. which performs certain financial services for the Company. Services provided in Fiscal Year 1998 were provided on a competitive market basis and were not financially material to the Company

(c) Indebtedness of Management

     Not applicable.

(d) Transactions with Promoters

     Not applicable.

                                    ANNEX B

                                     Wasserstein Perella & Co.,
                                     Inc.
WASSERSTEIN                          31 West 52nd Street
PERELLA & CO                         New York, New York 10019
                                     Telephone 212-969-2700
                                     Fax 212-969-7836

                                                                    May 18, 1998

Special Committee of Independent Directors
Giant Food Inc.
6300 Sheriff Road
Landover, MD 20785

Members of the Special Committee:

     You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the Class A common stock, par value $1.00 per share (the "Shares"), of Giant Food Inc., (the "Company") of the consideration to be received by such holders pursuant to the terms of the Stock Purchase Agreement, dated as of May 19, 1998 (the "Stock Purchase Agreement"), by and among the Company, Koninklijke Ahold N.V. ("the Purchaser") and The 1224 Corporation. The Stock Purchase Agreement provides for, among other things, a cash tender offer by the Purchaser to acquire all of the outstanding Shares at a price of $43.00 per Share (the "Tender Offer").

     In connection with rendering our opinion, we have reviewed a draft of the Stock Purchase Agreement and for purposes hereof we have assumed that the final form thereof will not differ in any material respect from the draft provided to us. We have also reviewed and analyzed certain publicly available business and financial information relating to the Company for recent years and interim periods to date, as well as certain internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of the Company (or prepared by others and provided to us by the Company) and provided to us for purposes of our analysis, and we have met with management of the Company to review and discuss such information and, among other matters, the Company's business, operations, assets, financial condition and future prospects.

     We have reviewed and considered certain financial and stock market data relating to the Company, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company or one or more of its businesses or assets, and we have reviewed and considered the financial terms of certain recent acquisitions and business combination transactions in the retail supermarket industry that we believe to be reasonably comparable to the Tender Offer or otherwise relevant to our inquiry. We have also performed such other studies, analyses, and investigations and reviewed such other information as we considered appropriate for purposes of this opinion.

     In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all the financial and other information provided to or discussed with us or publicly available, and we have not assumed any responsibility for independent verification of any of such information. We have also assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses (including certain projections prepared by a third party that management of the Company has advised us are reasonable and appropriate bases for our analysis) provided to us by the Company's management and we have assumed, with your consent, that such projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company's management, and we express no opinion with respect to such projections, forecasts and analyses or the assumptions upon which they are based. In addition, we have not reviewed any of the books and records of the Company, or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company, or for making or obtaining an independent valuation or appraisal of the

Special Committee of Independent Directors
May 18, 1998
Page 2

assets or liabilities of the Company and, except with respect to the real estate holdings of the Company referred to below, no such independent valuation or appraisal was provided to us. For purposes of analyzing the real estate holdings of the Company, we have relied, without independent verification, upon an appraisal thereof prepared by an independent party selected by the Company and provided to us by the Company. We also have assumed that the transactions described in the Stock Purchase Agreement will be consummated without waiver or modification of any of the material terms or conditions contained therein by any party hereto. Our opinion is necessarily based on economic and market conditions and other circumstances as they exist and can be evaluated by us as of the date hereof.

     It should be noted that, in the context of our engagement by the Company, we were not authorized to and did not solicit third party indications of interest in acquiring all or any part of the Company, or investigate any alternative transactions that may be available to the Company.

     In the ordinary course of our business, we may actively trade the debt and equity securities of the Company and the Purchaser for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     We are acting as financial advisor to the Company in connection with the proposed Tender Offer and will receive a fee for our services, which is contingent upon the consummation of the Tender Offer.

     Our opinion addresses only the fairness from a financial point of view to the holders of the Shares of the consideration to be received by such holders pursuant to the Tender Offer, and we do not express any views as to the fairness to the holders of any other class of securities of the Company or as to any other terms of the transactions contemplated by the Stock Purchase Agreement. Among other things, our opinion does not address the underlying business decision of the Company to effect the transactions contemplated by the Stock Purchase Agreement.

     It is understood that this letter is for the benefit and use of the Special Committee in its consideration of the Tender Offer and except for inclusion in its entirety in any tender offer recommendation statement or Schedule 14D-9 from the Company to holders of Shares relating to the Tender Offer, may not be quoted, referred to or reproduced at any time or in any manner without our prior written consent. This opinion does not constitute a recommendation to any shareholder with respect to whether such holder should tender Shares pursuant to the Tender Offer, and should not be relied upon by any shareholder as such.

     Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof, the $43.00 per Share cash consideration to be received by the holders of Shares pursuant to the Tender Offer is fair to such holders from a financial point of view.

                                          Very truly yours,
                                          WASSERSTEIN PERELLA & CO., INC.

                                    ANNEX C

WASSERSTEIN
PERELLA & CO                                            Wasserstein Perella &
                                                        Co., Inc.
                                                        31 West 52nd Street
                                                        New York, New York 10019
                                                        Telephone 212-969-2700
                                                        Fax 212-969-7836

                                          May 28, 1998

Special Committee of Independent Directors
Giant Food Inc.
6300 Sheriff Road
Landover, MD 20785

Members of the Special Committee:

     You have asked us to confirm whether our opinion to the Special Committee dated May 18, 1998 (our "Opinion") remains in effect. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed thereto in the Opinion.

     In providing this confirmation, we have, in addition to the procedures and analyses described in our Opinion, reviewed the Purchaser's Offer to Purchase dated May 19, 1998 and considered the information set forth therein with respect to developments that occurred following the delivery of our Opinion.

     This confirmation is subject to all of the assumptions and limitations as are set forth in our Opinion. In particular, but without limiting the foregoing, our Opinion addressed and this confirmation addresses only the fairness from a financial point of view to the holders of the Shares of the consideration to be received by such holders pursuant to the Tender Offer, and we did not and do not render any opinion as to the fairness to any other persons or of any other transactions.

     Based upon and subject to the foregoing, we hereby confirm that it remains our opinion that the per Share cash consideration to be received by the holders of the Shares pursuant to the Tender Offer (which has pursuant to the Stock Purchase Agreement and the Offer to Purchase been increased to $43.50) is fair to such holders from a financial point of view.

                                          Very truly yours,

                                          WASSERSTEIN PERELLA & CO., INC.

                                       C-1